Exhibit (e)(28)

Excerpts from Diplomat Pharmacy Inc.’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 24, 2019.

Director Compensation

Non-employee directors of the Board receive a mix of cash and share-based compensation. The compensation mix is intended to encourage non-employee directors to continue Board service, further align the interests of the Board and shareholders, and attract new non-employee directors with outstanding qualifications. Directors who are employees or officers of the Company do not receive any additional compensation for Board service during such time.

2018 Compensation Program

In September 2018, the Board revised the non-employee director compensation program, effective October 1, 2018. The Compensation Committee, with the assistance of its compensation consultant, reviewed market data and other relevant information, including as related to the executive compensation peer group further described herein. As a result of this review, the Board determined that the equity component of director compensation and cash compensation for serving as a chair or member of a Board committee trailed behind market practice among the Company’s peers. Accordingly, the non-employee director compensation program was revised as illustrated below.

	Effective October 1, 2018	Effective Prior to October 1, 2018
Annual cash retainer:
Board	$80,000	$75,000
Additional annual cash retainer:
Lead Director	$30,000	$30,000
Audit Committee-Chair	$20,000	$15,000
Compensation Committee-Chair	$15,000	$10,000
Nominating and Corporate Governance Committee-Chair	$15,000	$10,000
Audit Committee-Member	$10,000	$—
Compensation Committee-Member	$7,500	$—
Nominating and Corporate Governance Committee-Member	$7,500	$—
Special Committee-Member (as applicable)	$15,000-20,000	$—
Annual grant of restricted stock (grant date fair value):
Board	$150,000	$85,000
Special one-time grant of restricted stock (grant date fair value):
Lead Director	$75,000	$75,000

In addition, in January of 2018 the Board approved an annual cash retainer of $75,000 in the event of an independent Chair of the Board. As a result of the appointment of Mr. Griffin as Chairman and CEO, the chair was no longer an independent director and accordingly, after Mr. Griffin’s appointment no such retainer was paid during 2018. As of October 1, 2018 the cash retainer for service as Chair of the Board was removed from the non-employee director compensation program.

The Company reimburses expenses associated with attendance at Board meetings for all directors. Although the revised non-employee director compensation program provides for additional compensation for service on special committees, no such compensation was paid to any director in 2018.

Annual Cash Retainer - Board. In connection with the changes to the non-employee director compensation program effective October 1, 2018, the increase in annual cash retainer was made as of the effective date of such changes and provided for a pro rata payment of such annual cash retainer to each eligible director.

Restricted Stock - Board. Each non-employee director will be paid the annual grant of restricted stock as of the earlier of (i) June 1 and (ii) the date of the annual meeting of shareholders. Notwithstanding the foregoing, (i) the initial restricted stock grant for a new non-employee director appointed other than at the annual meeting of shareholders shall be made as of the date of initial appointment and (ii) any restricted stock grant made as a result of changes to the non-employee director compensation program shall be made as of the effective date of such changes, each of the foregoing having a pro rata grant date fair value as determined by the Board or the Compensation Committee.

The restricted stock vests in full on the first anniversary of the grant date or earlier upon a change of control of the Company, subject to the director’s continued service to the Company through such vesting date. Except as set forth in the prior sentence, the restricted stock will be forfeited in the event of termination of service prior to the vesting date. During the restricted period, the restricted stock entitles the participant to all of the rights of a shareholder, including the right to vote the shares and the right to receive any dividends thereon. Prior to the end of the restricted period, restricted stock generally may not be sold, assigned, pledged, or otherwise disposed of or hypothecated by participants.

Restricted Stock — Lead Director. In connection with Mr. Wolin’s initial appointment as Lead Director of the Board in 2017, he received a special one-time grant of restricted stock. The restricted stock vested 50% on the first anniversary of the initial appointment and 50% on the second anniversary.

2018 Director Compensation Table

The table below sets forth the compensation of each non-employee director in 2018 (excluding Mr. Hagerman and Mr. Park, whose compensation is covered in the Summary Compensation Table for 2018 due to their service as Chief Executive Officer during the transitional periods discussed herein). The Company does not provide any perquisites to directors.

Name	Fees Earned or Paid in Cash ($)	Restricted Stock ($)(1)	Total ($)
Regina Benjamin	80,511	128,263	208,744
David Dreyer	102,917	128,263	231,180
Kenneth O. Klepper	88,723	128,263	216,986
Shawn C. Tomasello	78,508	128,263	206,771
Benjamin Wolin	129,895	128,263	258,158
Total	480,554	641,315	1,121,869

(1)  Reflects restricted stock awards granted on June 1, 2018 and October 1, 2018 under the 2014 Omnibus Incentive Plan. The amounts reported represent the grant date fair value of a restricted stock award, which is the closing trading price of a share of common stock on the grant date multiplied by the number of shares subject to the award. The Company does not pay in cash the value of fractional shares.

As of December 31, 2018, the restricted stock outstanding held by non-employee directors was as follows: Dr. Benjamin 5,929 shares; Mr. Dreyer, 5,929 shares; Mr. Klepper, 5,929 shares; Ms. Tomasello, 5,929 shares; and Mr. Wolin, 8,488 shares.

COMPENSATION DISCUSSION AND ANALYSIS

This section of the proxy statement explains the philosophy, objectives, process, and components of our 2018 compensation program for our named executive officers. Our named executive officers for 2018 (with titles as of December 31, 2018) were: Mr. Griffin, Chief Executive Officer; Mr. Park, Former Interim Chief Executive Officer; Mr. Hagerman, Former Chief Executive Officer; Mr. Kavthekar, Chief Financial Officer; Mr. Saban, President; and Mr. Rice, Executive Vice President of Operations.

Executive Summary

Executive Transitions

In 2018, the Company transitioned the Chief Executive Officer role from the Company’s founder and long-time Chairman and Chief Executive Officer, Phil Hagerman, to our current Chairman and Chief Executive Officer, Brian Griffin. On January 4, 2018, the Company’s founder, Phil Hagerman, announced his retirement as Chairman and Chief Executive Officer, and the Board

appointed one of its independent members, Jeff Park, to serve as interim Chief Executive Officer. Upon the Company’s May 10, 2018 announcement of the appointment of Brian Griffin as Chief Executive Officer, to be effective on Mr. Griffin’s June 4, 2018 start date, Mr. Park stepped down as interim Chief Executive Officer and remained on the Board as an independent director. Mr. Kavthekar was appointed interim Chief Executive Officer for the brief transitional period prior to Mr. Griffin’s start date (and his compensation was not impacted). The compensation arrangements of Mr. Park and Mr. Griffin were individually negotiated based on the unique circumstances arising from Chief Executive Officer transitions experienced by the Company in 2018. As such, they were outside the Compensation Committee’s regular process for setting executive compensation, which is described in greater detail elsewhere in this section.

Compensation of Brian Griffin and Griffin Offer Letter. Effective June 4, 2018, the Board appointed Mr. Griffin to serve as Chairman of the Board and the Company’s Chief Executive Officer. In order to induce Mr. Griffin to leave his prior employer and accept the Chief Executive Officer role, the Company negotiated a compensation program for Mr. Griffin in light of Mr. Griffin’s then-current cash compensation and significant outstanding equity with his prior employer. Pursuant to the terms of an offer letter between the Company and Mr. Griffin, dated May 9, 2018, Mr. Griffin’s 2018 compensation consisted of: (1) a base salary of $1,200,000 (pro rata for 2018), which will be reviewed annually and may be adjusted by the Board at its discretion; (2) a target cash bonus of 125% of his annual base salary (pro rata for 2018), with the potential to earn between 50% to 200% of his target bonus based upon the Company’s performance relative to revenue (40%) and Adjusted EBITDA (60%) goals for 2018; (3) the Make Whole Inducement Award of $4,500,000, composed of 70% PSUs (to be earned or forfeited based upon the Company’s performance relative to revenue (40%) and Adjusted EBITDA (60%) goals for 2018 and with the potential to earn between 100% to 400% of each component), 15% time-based options and 15% RSUs, each vesting in equal installments over three years; and (4) the Sign-on Inducement Award of (a) PSUs with a target value of $7,500,000 (to be earned or forfeited based upon the Company’s performance relative to revenue (40%) and Adjusted EBITDA (60%) goals for 2018 and 2019, on a combined basis, and with the potential to earn between 100% to 400% of each component) vesting in 2020 upon completion of the Company’s 2019 audit; and (b) RSUs with a value of $2,500,000, which had a one-year vesting period subject to acceleration based on achievement of the specified share price requirement (and that vested on July 10, 2018).

Compensation of Phil Hagerman. Effective January 4, 2018, Mr. Hagerman resigned as Chairman and Chief Executive Officer. Upon his resignation, Mr. Hagerman served as a consultant of the Company for six months and received $50,000 per month for his service as consultant. Mr. Hagerman continues to serve as a Director and received pro rata compensation under the non-employee director compensation program following the end of his consulting period.

Compensation of Jeff Park. Effective January 4, 2018, the Company appointed Mr. Park as its interim Chief Executive Officer. As compensation for his service, from January 2018 through February 2018 Mr. Park received a pro-rated base salary of $500,000 and continued to participate in the Company’s non-employee director program. In late February 2018, the Compensation Committee subsequently revised Mr. Park’s compensation arrangement and Mr. Park was granted 69,349 RSUs in lieu of any base salary or other cash compensation. Upon his resignation as interim Chief Executive Officer on May 11, 2018, 47,683 of these RSUs had vested and the remaining 21,666 RSUs were forfeited. Mr. Park continued to serve as a Director until his February 2019 resignation and received pro rata compensation under the non-employee director compensation program following the end of his service as interim Chief Executive Officer.

2018 Target Annual Compensation Determinations

Although the Compensation Committee and Board do not benchmark executive compensation in terms of targeting a specific percentage relative to peers, each does review market survey and peer group data to inform decision-making as appropriate in establishing the target annual compensation of executive officers. In March 2018, the Compensation Committee approved an industry peer group to use as an input to consider when assessing and determining pay levels for senior management (as detailed in the table below). The peer group is based on companies within the healthcare services industry, including suppliers, distributors and facilities managers, with revenues ranging between $2.2 billion to $12 billion.

Executive Compensation Peer Group — 2018

DENTSPLY SIRONA Inc.	Intuitive Surgical, Inc.	Quest Diagnostics Incorporated

Edwards Lifesciences Corporation	Laboratory Corporation of America Holdings	Steris Plhc

Envision Healthcare Corporation	Magellan Health, Inc.	Triple-S Management Corporation

Henry Schein, Inc.	MEDNAX, Inc.	Universal Health Services, Inc.

Hill-Rom Holdings, Inc.	Owens & Minor, Inc.	Verian Medical Systems, Inc.

Hologic, Inc.	Patterson Companies, Inc.	Zimmer Biomet Holdings, Inc.

2018 Annual Target Compensation. The Board/Compensation Committee approved the 2018 base salary of Messrs. Kavthekar, Saban and Rice in March 2018, and Mr. Griffin in May 2018. The Board considered market survey and peer group data from Aon in making determinations for Messrs. Kavthekar, Rice, Saban and Griffin, along with the recommendations of Mr. Park, in his role as interim Chief Executive Officer at the time, with respect to Messrs. Kavthekar, Saban and Rice. The Board approved the 2018 annual target compensation for each of the named executive officers, noted above, as follows. Mr. Kavthekar’s base salary was increased from $400,000 to $450,000, his annual target bonus was increased from 50% to 65% of base salary, and his annual target equity award was increased from 100% to 222% of base salary. Mr. Saban’s base salary was increased from $450,000 to $500,000, his annual target bonus was increased from 60% to 75% of base salary, and his annual target equity award was increased from 100% to 360% of base salary. Mr. Rice’s base salary was increased from $320,000 to $340,000, his annual target bonus was increased from 40% to 45% of base salary, and his annual target equity award was increased from 60% to 100% of base salary.

Annual Bonus Plan. The 2018 bonus plan and 2018 annual equity award program were approved by the Board, upon the recommendation of the Compensation Committee, in March 2018.

Historically, the Company’s Chief Executive Officer did not participate in the Company’s annual bonus plan or receive equity awards, due to Mr. Hagerman’s significant equity ownership in Diplomat and the Company’s historical shareholder distributions prior to the Company’s initial public offering. The 2018 compensation arrangements of Mr. Park and Mr. Griffin were individually negotiated based on the unique circumstances arising from the Chief Executive Officer transitions in 2018. Following the executive transitions in 2018, the Board expects to include all executive officers in the Company’s annual bonus plan and equity award program in future periods.

The 2018 bonus plan for the other named executive officers and certain other eligible key employees generally memorialized the Company’s historical annual bonus plan and was generally consistent with the 2017 bonus plan, including the use of Adjusted EBITDA, revenue, and individual performance goals. However, in contrast to our historical practice, the 2018 bonus plan requires a minimum Adjusted EBITDA target to be satisfied for there to be a payout based on each revenue goal. In addition, the 2018 bonus plan provides participants with the potential to earn between 50% and 200% of their, respective, target bonus based on the performance goals for each component.

Annual Equity Award Program. In March 2018, for retention purposes and based on input from its compensation consultant, upon recommendation from the Compensation Committee, the Board approved changes to the Company’s annual equity award program. The 2018 annual equity award program added PSUs (which agreements along with the RSU and option agreements, respectively, contain “double-trigger” vesting upon a change in control) for named executive officers and changed the allocation of the target annual equity awards (based on grant date fair value) of named executive officers to consist of 50% PSUs; 25% RSUs and 25% time-based options. In addition, the PSU awards provide the named executive officers with the potential to earn between 50% and 200% respectively, of their target bonus based on the relative achievement of performance goals for Adjusted EBITDA. The Board also approved changes to provide for three-year pro rata vesting for all equity awards to named executive officers. The performance-based component of the 2018 annual equity award program for named executive officers was based upon the grant of PSUs, which is to be earned or forfeited based upon the Company’s performance relative to specified Adjusted EBITDA goals for the applicable year, excluding the effect of mergers and acquisitions transacted during the bonus plan year, if any. The earned PSUs, if any, vest in three annual installments, with the first installment vesting upon the date the Company files its Annual Report on Form 10-K or Audit Committee confirmation of the satisfaction of the applicable performance goals, and the remaining two installments vesting annually on such date thereafter. The options and RSUs vest in three annual installments, with the first installment vesting upon the first anniversary of the grant date.

Components of Target Annual Compensation. The following graphs set forth the various components of target annual compensation approved for the Chief Executive Officer and the other named executive officers in 2018. For purposes of these calculations, base salary (i) includes car allowances and 401(k) contributions, and (ii) is based on base salaries effective on December 31, 2018.

(1)   Information is reflected solely for Mr. Griffin. Percentages reflected above include significant performance awards in connection with Mr. Griffin’s hiring that may or may not be earned. Therefore, this chart may not be reflective of Mr. Griffin’s target annual compensation in future years.

2018 Pay-For-Performance

The establishment of performance metrics generally is focused on the Company and its management team as a collective unit, to foster teamwork and maximize the Company’s performance in particular on Adjusted EBITDA and revenue goals that would constitute exceptional achievement for the Company. We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, share-based compensation, restructuring and impairment charges, equity loss and impairment of non-consolidated entities, and certain other items that we do not consider indicative of our ongoing operating performance.

Chief Executive Officer Compensation

Chief Executive Officer Annual Bonus. Pursuant to the terms of the Griffin Offer Letter, Mr. Griffin was eligible for a target cash bonus of 125% of his annual base salary (pro rata for 2018). Mr. Griffin’s bonus was earned based upon performance relative to revenue and Adjusted EBITDA budget goals for 2018.

		2018 Performance Metric—		% of Target
Performance	Component	Chief Executive Officer Annual Bonus		Bonus
Component(1)	% of Target Bonus	Target	Actual	Earned
Adj. EBITDA	60	$174,500,000	$167,759,994	68
Revenue	40	$5,800,000,000	$5,492,524,048	69

(1)   Achievement of the minimum, target and maximum performance measures results in a payment of 50%, 100%, and 200%, respectively, of the target bonus. There are linear changes between minimum, target, and maximum payouts for the Adjusted EBITDA and revenue components. The revenue component of the target bonus was only payable to the extent a minimum Adjusted EBITDA target was achieved ($164,000,000 at the minimum threshold).

Chief Executive Officer Performance-Based Inducement Awards. Pursuant to the terms of the Griffin Offer Letter, Mr. Griffin received two inducement equity awards upon becoming Chairman and Chief Executive Officer that have performance-based components: (1) the Make-Whole Inducement Award, which includes 70% of the total value in PSUs with a target value of $3,150,000; and (2) the Sign-On Inducement Award, which includes 75% of the total value in PSUs with a target value of $7,500,000.

Make-Whole Inducement Award — Performance-Based Restricted Stock Units.

The PSU component of Mr. Griffin’s Make-Whole Inducement Award is earned based upon the achievement of Adjusted EBITDA and revenue goals.

	Component	2018 Performance Metric—		% of Target
Performance	% of Target	Make-Whole Inducement Award		Bonus
Component(1)	Bonus	Target	Actual	Earned
Adj. EBITDA	60	$174,500,000	$167,759,994	0
Revenue	40	$5,800,000,000	$5,492,524,048	0

(1)   Achievement of the target, 200%, 300% and maximum performance measures results in a payment of 100%, 200%, 300% and 400%, respectively, of the target value of the PSUs. There are linear changes between target, 200%, 300% and maximum payouts for the Adjusted EBITDA and revenue components.

The target PSU award under Mr. Griffin’s Make-Whole Inducement Award was not achieved in 2018.

Sign-On Inducement Award — Performance-Based Restricted Stock Units.

Under the terms of the Griffin Offer Letter, the PSU portion of Mr. Griffin’s Sign-On Inducement Award will be earned, if at all, based upon the Company’s performance relative to revenue (40%) and Adjusted EBITDA (60%) budget goals for 2018 and 2019, on a combined basis. Mr. Griffin can earn between 374,625 PSUs up to a maximum of 1,498,500 PSUs. The number of PSUs earned, if any, by Mr. Griffin will be determined in 2020 upon completion of the Company’s 2019 audit and will be reflected in the Company’s 2020 Proxy Statement.

Other NEO Compensation

Named Executive Officers 2018 Annual Bonus Plan (other than CEO). The target bonus for named executive officers was based upon a specified percentage of the participant’s annual base salary. Bonuses were earned based upon the achievement of Adjusted EBITDA, revenue, and individual annual performance goals.

	Component	2018 Performance Metric—		% of Target
Performance	% of Target	Annual Bonus Plan		Bonus
Component(1)	Bonus	Target	Actual	Earned
Adj. EBITDA	60	$174,500,000	$167,759,994	68
Revenue	30	$5,800,000,000	$5,492,524,048	69
Individual Performance	10	Varied	Varied	Varied

(1)   For the Adjusted EBITDA and revenue components, achievement of the minimum, target and maximum performance measures results in a payment of 50%, 100%, and 200%, respectively, of the target bonus. There are linear changes between minimum, target, and maximum payouts for the Adjusted EBITDA and revenue components. For the achievement of the individual performance goals, payments range from 0% to 200% of the target bonus. The revenue component of the target bonus is only payable to the extent a minimum Adjusted EBITDA target is achieved ($164,000,000 at the minimum threshold).

2018 Equity Awards — Performance-Based Restricted Stock Unit Awards (PSUs). The target equity award for named executive officers is based upon a specified percentage of the participant’s annual base salary. The PSU component of the equity award program is earned based upon the achievement of Adjusted EBITDA goals.

	2018 Performance Metric—
	Equity Award Plan		% of Target Bonus
Performance Component(1)	Target	Actual	Earned
Adj. EBITDA	$174,500,000	$167,759,994	68

(1)   Achievement of the minimum, target and maximum performance measures results in a payment of 50%, 100%, and 200%, respectively, of the target bonus. There are linear changes between minimum, target, and maximum payouts.

2018 Other Equity

2018 Equity Awards — Restricted Stock Units and Options.

•                  In March 2018, as part of the annual equity program:

•                  Mr. Saban received an RSU award of 20,000 shares and an option award to purchase 47,539 shares of the Company’s common stock;

•                  Mr. Kavthekar received an RSU award of 11,100 shares and an option award to purchase 26,384 shares of the Company’s common stock; and

•                  Mr. Rice received an RSU award of 3,778 shares and an option award to purchase 8,980 shares of the Company’s common stock.

•                  In connection with Mr. Park’s service as interim Chief Executive Officer, Mr. Park was granted an RSU award of 69,349 shares in February 2018. In addition, Mr. Park received Restricted Stock grants of 3,654 shares and 2,275 shares June 1, 2018 and October 1, 2018, in connection with his service as a non-employee director.

•                  Mr. Hagerman received a restricted stock grant of 5,222 shares on October 1, 2018 in connection with his service as a non-employee director.

•                  In June 2018, as part of the Make-Whole Inducement Award, Mr. Griffin was granted: (i) RSUs of 33,716 shares, and (ii) an option award to purchase 81,351 shares of the Company’s common stock, and as part of the Sign-On Inducement Award, RSUs of 124,875 shares.

Executive Compensation and Related Governance Practices

What We Do		What We Don’t Do
á	100% independent Board committees	â	No significant perquisites

á	Stock ownership guidelines	â	No tax gross-ups

á	Pay for performance, including bonus and equity plan	â	No defined benefit, supplemental executive retirement, or nonqualified deferred compensation plans

á	Fixed caps on bonus and equity payouts	â	No repricing/replacement of underwater stock options

á	Oversight to confirm no undue risk in compensation programs	â	No hedging nor use of derivatives permitted

á	Equity awards for NEOs meaningfully focused more on performance-based	â	No pledging permitted

á	Annual say-on-pay shareholder vote

á	Double trigger equity awards (beginning in

December 2016) vest only if terminated within one year of change in control

á	All of performance-based equity awards, and substantially all (or all for Mr. Griffin) of the bonus award, based on objective performance metrics

á	Compare and consider compensation against an appropriate peer group based on comparable industry and revenue

Say-On-Pay Shareholder Vote for 2018 Annual Meeting of Shareholders

The Compensation Committee and the Board discussed the results of such shareholder vote in 2018. Over the past four years, over 97% of votes cast have voted in favor of our say-on-pay proposals. Given the high level of shareholder support, the Compensation Committee did not materially revise the Company’s compensation policies and decisions relating to the named executive officers as a result of such vote, other than Chief Executive Officer compensation determinations, which was driven by the unique circumstances arising from the Chief Executive Officer transitions experienced by the Company in 2018.

Compensation Philosophy, Program Objectives and Key Features

The Company’s named executive officer compensation program has been designed to reward, attract and retain management deemed essential to ensure our success. The program seeks to align compensation with our short- and long-term objectives, business strategy, financial performance, and Company values. In furtherance of such philosophy, the Company’s compensation objectives for the named executive officers are designed to:

•                  Reward executive officers who consistently perform above expectations and are proficient in their roles with higher base pay and/or total compensation opportunity compared to Company salary range guidelines;

•                  Link pay to performance to create incentives for the named executive officers to perform their duties at a high level, with 60% of the target bonus for named executive officers (other than the Chief Executive Officer) linked to Adjusted EBITDA goals, 30% linked to revenue goals, and 10% linked to individual goals (60% linked to Adjusted EBITDA goals and 40% linked to revenue goals for the Chief Executive Officer);

•                  Grant equity awards to align long-term interests with those of our shareholders, to reward long-term performance, and to assist retention;

•                  Include equity awards for new hires and employment agreements where appropriate to recruit and retain executive talent; and

•                  In exceptional circumstances, discretionary bonuses as appropriate to provide flexibility to reward executive officers for performance and to adjust to significant events during the year.

The following table sets forth how each component of 2018 compensation was intended to satisfy one or more of the Board’s compensation objectives.

Component	Primary Purpose(s)	Key Features
Base Salary	• Retains and attracts employees in a competitive market • Preserves an employee’s commitment in the event of downturns in the specialty pharmacy industry and/or equity markets

•       Determinations are based on the Board’s collective view of market salaries for executive officers in similar positions with similar responsibilities, and the individual’s experience, current performance, responsibilities, anticipated individual growth, internal pay equity, and other subjective factors

Annual Incentive Cash Bonus	• Motivates and rewards achievement of annual performance-based measures • Retains and attracts employees for short term

•       The bonus target for each employee is set forth as a percentage of base salary

•       Earned based upon the achievement of Adjusted EBITDA and revenue (each exclusive of the effect of mergers and acquisitions transacted during the bonus plan year) at target amounts, along with the opportunity to earn bonus for individual annual performance goals independent of overall Company results

Equity Awards

•       Provides incentive for employees to focus on long-term fundamentals and thereby create long-term shareholder value

•       Assist in maintaining a stable, continuous management team in a competitive market

•       Provide alignment with shareholders; increased value when stock price improves

•       Performance-Based: Motivate and reward achievement of annual performance measures

•       Time-Based: Assists in retaining key executive officers over longer-term period, particularly where change in strategy may affect achievement of performance-based awards

•       New Hires: Time-based equity awards to attract and incentivize new talent

•       Performance-Based: Awarded to named executive officers and earned or forfeited based upon the achievement of targeted Adjusted EBITDA (and revenue for Chief Executive Officer)

•       Time-Based: Vesting over a several year period from grant date

2018 Compensation Determinations

Base Salary

Changes in base salary have generally been effective in March or April each year. The following table sets forth the base salaries of the named executive officers in 2017 and 2018:

Name	Jan 2017 to Dec 2017 ($)	Jan 2018 to Dec 2018 ($)
Brian Griffin(1)	—	1,200,000
Jeff Park(2)	—	—
Philip R. Hagerman(3)	550,000	—
Atul Kavthekar(4)	400,000	450,000
Joel Saban(5)	450,000	500,000
Gary Rice(6)	320,000	340,000

(1)   Reflects base salary as of June 4, 2018 upon appointment as Chairman and Chief Executive Officer.

(2)   In connection with Mr. Park’s service as interim Chief Executive Officer he received a grant of RSUs of 69,349 shares, and from January 2018 through February 2018 he received a pro-rated base salary of $500,000.

(3)   Reflects actual base salary amount as set by the Board. Mr. Hagerman voluntarily diverted a portion of his salary payments to the Company’s social responsibility budget in order to support the Company’s involvement with certain community groups and charities in 2017. Mr. Hagerman resigned as Chairman and Chief Executive Officer on January 4, 2018.

(4)   2017 column reflects base salary as of May 1, 2017 upon appointment as Chief Financial Officer. 2018 column reflects base salary as of March 27, 2018 upon adjustment by Board for market and retention reasons. Mr. Kavthekar’s base salary was $400,000 from January 2018 to March 2018.

(5)   2017 column reflects base salary as of August 7, 2017 upon appointment as President. 2018 column reflects base salary as of March 27, 2018 upon adjustment by Board for market and retention reasons. Mr. Saban’s base salary was $450,000 from January 2018 to March 2018.

(6)   2017 column reflects base salary as of July 1, 2017 upon adjustment by Board for market and retention reasons. Mr. Rice’s base salary was $280,000 from January 2017 to July 2017. 2018 column reflects base salary as of March 27, 2018 upon adjustment by Board for market and retention reasons. Mr. Rice’s base salary was $320,000 from January 2018 to March 2018.

Establishing Chief Executive Officer’s Performance Goals for 2018 Annual Bonus and Equity Inducement Awards

As previously discussed, Mr. Griffin’s employment arrangement was individually negotiated based on the unique circumstances arising from the Chief Executive Officer transitions experienced by the Company in 2018.

2018 Performance Goals — Annual Bonus

Mr. Griffin’s 2018 target performance goals for his 2018 cash bonus award were established pursuant to the Griffin Offer Letter. There are linear increases between the minimum, target, and maximum goals for the 2018 annual bonus.

	Minimum		Target		Maximum
Component	2018 Target ($)	Increase over 2017 Actual (%)	2018 Target ($)	Increase over 2017 Actual (%)	2018 Target ($)	Increase over 2017 Actual (%)
Adj. EBITDA	164,000,000	61	174,500,000	71	180,000,000	77
Revenue	5,300,000,000	18	5,800,000,000	29	5,900,000,000	32

Target Bonus. Pursuant to the terms of the Griffin Offer Letter, Mr. Griffin was eligible for a target cash bonus of 125% of his annual base salary (pro rata for 2018), based upon performance relative to revenue and Adjusted EBITDA budget goals for 2018.

Performance Components. Adjusted EBITDA and revenue goals represented 60% and 40%, respectively, of the target bonus. See “— 2018 Performance Goals — Annual Bonus” for specific Adjusted EBITDA and revenue goals.

2018 Performance Goals — Make-Whole Inducement Award

Mr. Griffin’s 2018 target performance goals for the performance-related components of his make-whole inducement award were established pursuant to the Griffin Offer Letter. There are linear increases between the target (100%), 200%, 300% and maximum (400%) goals for the 2018 annual bonus.

	Target		200%		300%		Maximum
Component	2018 Target	Increase over 2017 Actual (%)	2018 Target	Increase over 2017 Actual (%)	2018 Target	Increase over 2017 Actual (%)	2018 Target	Increase over 2017 Actual (%)
Adjusted EBITDA	$174,500,000	71	$180,000,000	77	$195,000,000	92	$210,000,000	106
Revenue	$5,800,000,000	29	$5,900,000,000	32	$6,000,000,000	34	$6,100,000,000	36

2018 Performance Goals — Sign-On Inducement Award. See “Executive Summary—2018-Pay-For-Performance—Chief Executive Officer Inducement Awards—Sign-On Inducement Award—Performance-Based Restricted Stock Units.” above for information regarding the performance goals associated with this award.

2018 Annual Bonus - Earned. The following table sets forth information regarding the percentage of the bonus target that may be earned based on the achievement of the minimum, target, and maximum performance goals, and the actual percentage of bonus target earned. No amount is earned below minimum performance. See “Executive Summary—2018 Pay-For-Performance—Chief Executive Officer Annual Bonus” for the Company’s actual performance with respect to each performance metric.

	Payout Opportunity Based on Component Performance (Expressed as a % of Bonus Target)			Earned Bonus (Expressed as a % of
Component	Minimum	Target	Maximum	Bonus Target)
Adj. EBITDA	30	60	120	68
Revenue	20	40	80	69

2018 Annual Bonus. The following table sets forth summary information regarding the 2018 target bonus and bonus actually earned in 2018 for Mr. Griffin.

	2018 Bonus Plan Target(1)		Bonus Plan Earned
Name	% of Base Salary	$	$
Brian Griffin	125	875,000	599,875

(1)         Mr. Griffin’s target bonus and earned bonus amounts stated are prorated based on amounts earned during 2018, multiplied by a bonus target percentage of 125%. Mr. Griffin was appointed Chairman and Chief Executive Officer on June 4, 2018.

Equity Inducement Awards

Upon appointment as Chairman and Chief Executive Officer, Mr. Griffin received two inducement equity awards that have performance-based components: (1) the Make-Whole Inducement Award, which includes 70% of the total value in PSUs with a target value of $3,150,000; and (2) the Sign-On Inducement Award, which includes 75% of the total value in PSUs with a target value of $7,500,000. Mr. Griffin’s target grants are based on the value determined by the Board divided by the fair value (closing price on the date of the Griffin Offer Letter for RSUs and PSUs and the fair value on the grant date for the options).

Performance Components. Adjusted EBITDA and revenue performance goals represented 60% and 40%, respectively, of the target grant award. See “—2018 Performance Goals—Make-Whole Inducement Award” for specific Adjusted EBITDA and revenue goals.

2018-Make-Whole Inducement Award-Performance-Based Restricted Stock Units Earned. The following table sets forth information regarding the percentage of the target that may be earned based on the achievement of the target, 200%, 300%, and maximum performance goals, and the actual percentage of target earned. No award is earned below target performance. See

“Executive Summary-2018 Pay-For-Performance—Chief Executive Officer Inducement Award” for the Company’s actual performance with respect to each performance metric.

	Make-Whole Inducement Award Opportunity Based on Component Performance (Expressed as a % of Bonus Target)				Earned Equity
				Maximum	(Expressed as
Component	Target	200%	300%	(400%)	a % of Target)
Adjusted EBITDA	60	120	180	240	0
Revenue	40	80	120	160	0

The following table sets forth summary information regarding the 2018 target equity incentive award and retention-based awards received by Mr. Griffin.

	Total Equity Award(1)	PSUs Target Award				Retention Based Awards
Name	% of Base Salary	Grant Date Fair Value ($)	PSUs Target (#)	PSUs Earned (#)(2)	RSUs (#)	Grant Date Fair Value ($)	Options (#)	Grant Date Fair Value ($)
Brian Griffin	1,138	8,984,194	531,968	0	158,591	3,852,176	81,351	823,191

(1)   Amounts included in percentage of Total Equity Award Target include value of PSUs, RSUs and options.

(2)   Does not reflect the number of PSUs from the Sign-On Inducement Award earned, if any. The amount earned by Mr. Griffin, if any, will be determined in 2020 upon completion of the Company’s 2019 audit and will be reflected in the Company’s 2020 Proxy Statement.

Establishing Company Performance Goals for 2018 Annual Bonus Plan and PSUs (Non-CEO)

The 2018 target performance goals for all named executive officers other than the chief executive officer were established in March 2018, which represented the Compensation Committee’s reasonable judgment of what would be an exceptional outcome for the Company for 2018 after taking into account the significant impact of the acquisitions made by the Company in 2017. There are linear increases between the minimum, target, and maximum goals for the 2018 bonus plan and equity awards.

	Minimum		Target		Maximum
Component	2018 Goal ($)	Increase over 2017 Actual (%)	2018 Goal ($)	Increase over 2017 Actual (%)	2018 Goal ($)	Increase over 2017 Actual (%)
Adj. EBITDA	164,000,000	61	174,500,000	71	180,000,000	77
Revenue(1)	5,300,000,000	18	5,800,000,000	29	5,900,000,000	32

(1)         Revenue is a component for the Annual Bonus Plan only.

Annual Incentive Cash Bonus (2018 Annual Bonus Plan)

The 2018 bonus plan for named executive officers and certain other eligible key employees generally continued the Company’s 2017 annual bonus plan, with continuation of provisions to address, among other things, pro rata bonuses, rights upon termination of employment, and the Company’s right to clawback such bonus upon specified events.

Target Bonuses of Named Executive Officers. Under the 2018 bonus plan, a participant’s bonus target is set forth as a percentage of base salary. The Board increased the 2018 bonus targets as a percentage of base salary of each of Messrs. Kavthekar, Saban and Rice as a result of management recommendations, in consultation with the Compensation Committee, based on input from the compensation consultant, comparative information acquired through industry surveys, as well as judgments regarding the appropriate levels of base, incentive, and total compensation for named executive officers in light of the Company’s characteristics and market position.

Performance Components. Adjusted EBITDA, revenue and individual performance goals represented 60%, 30%, and 10%, respectively, of the target bonus. See “—Establishing Company Performance Goals for 2018 Annual Bonus Plan and Performance-Based RSUs” for specific Adjusted EBITDA and revenue goals.

Individual Performance Component. The individual performance component is discretionary and takes into account a number of subjective factors evaluating the performance of such named executive officer.

2018-Earned. The following table sets forth information regarding the percentage of the bonus target that may be earned based on the achievement of the minimum, target, and maximum performance goals, and the actual percentage of bonus target earned. No amount is earned below minimum performance. See “Executive Summary—2018 Pay-For-Performance” for the Company’s actual performance with respect to each performance metric.

	Payout Opportunity Based on Component Performance (Expressed as a % of Bonus Target)			Earned Bonus (Expressed as a % of
Component	Minimum	Target	Maximum	Bonus Target)
Adj. EBITDA	30	60	120	68
Revenue	15	30	60	69
Individual	0	10	20	Varied

The following table sets forth summary information regarding the 2017 target bonus, 2018 target bonus, and bonus earned in 2018 for our named executive officers.

	2017 Bonus Plan	2018 Bonus Plan Target(1)
Name	Target as % of Base Salary	% of Base Salary	$	Bonus Plan Earned $
Atul Kavthekar	50	65	292,500	180,274
Joel Saban	60	75	375,000	307,500	(2)
Gary Rice	40	45	153,000	109,597

(1)   The target and earned bonus was based on the base salary in effect as of December 31, 2018.

(2)   Represents the amount agreed to be paid to Mr. Saban under the terms of the Saban Separation Agreement (as defined herein).

Equity Incentive Program

In March 2018, upon recommendation of the Compensation Committee, the Board approved PSUs, RSUs and options to be granted to our named executive officers under the 2014 Omnibus Incentive Plan.

PSUs and Time-Vested Options and RSUs.

Target Grants to Named Executive Officers. A participant’s target grant was based on the value determined by the Board divided by the grant date fair value of each equity award (the Company’s closing stock price for RSUs and PSUs) on the grant date.

Performance Components. The Adjusted EBITDA goal represented 100% of the target grant award. See “—Establishing Company Performance Goals for 2018 Annual Bonus Plan and PSUs” for specific Adjusted EBITDA goals.

2018-Earned. The following table sets forth information regarding the percentage of the target that may be earned based on the achievement of the minimum, target, and maximum performance goals, and the actual percentage of target earned. No award is earned below minimum performance. See “Executive Summary-2018 Pay-For-Performance” for the Company’s actual performance.

	Equity Award Opportunity Based on Component Performance (Expressed as a % of Bonus Target)			Earned Equity (Expressed as a % of
Component	Minimum	Target	Maximum	Target)
Adj. EBITDA	50	100	200	68

The following table sets forth summary information regarding the 2018 target equity incentive award and retention-based awards earned for our named executive officers participating in such programs.

	Total Equity Award(1)	PSUs Target Award				Retention Based Awards
Name	% of Base Salary	Grant Date Fair Value ($)	PSUs Target (#)	PSUs Earned (#)		RSUs (#)		Grant Date Fair Value ($)	Options (#)		Grant Date Fair Value ($)
Atul Kavthekar	222	455,544	22,200	15,118	(2)	11,100	(2)	227,772	26,384	(2)	223,261
Joel Saban	360	820,200	40,000	27,240	(3)	20,000	(4)	410,400	47,539	(5)	402,275
Gary Rice	100	155,049	7,556	5,146		3,778		77,525	8,980		75,989

(1)   Amounts included in percentage of Total Equity Award Target include value of PSUs, RSUs and options.

(2)   One-third of this amount vested prior to Mr. Kavthekar’s resignation. The remaining two-thirds was forfeited upon Mr. Kavthekar’s resignation.

(3)   Represents the amount agreed to be paid to Mr. Saban under the terms of the Saban Separation Agreement. Per the terms of the Saban Separation Agreement two-thirds of this amount vested upon filing the Company’s 2018 Form 10-K, and the remaining one-third was forfeited.

(4)   13,333 shares of this award vested upon Mr. Saban’s resignation. The remaining 6,667 shares were forfeited upon Mr. Saban’s resignation.

(5)   This award was forfeited upon Mr. Saban’s resignation.

Other Equity-Related Policies

Timing and Pricing of Share-Based Grants

With respect to annual equity awards, the Compensation Committee and the Board do not coordinate the timing of share-based grants with the release of material non-public information. Promotion and new hire equity grants are generally made quarterly following the release of the company’s quarterly and full-year earnings.

In accordance with the 2014 Omnibus Incentive Plan, the exercise price of each option is the closing price for the Company’s common stock on the date approved by the Compensation Committee or the Board to be the grant date (which date is not earlier than the date the Compensation Committee or the Board approved such grant).

Policy on Pledging and Hedging Company Securities

In addition to the restrictions set forth in SEC regulations, the Company’s Insider Trading Policy prohibits the hedging and, since March 2018, the pledging of Company securities. In particular, the policy prohibits directors, executive officers and other employees, with respect to the Company’s securities, from engaging in short sales, trading in puts, calls, options or other derivative securities. In addition, the policy prohibits pledging of Company securities or holding Company securities in a margin account.

Clawbacks

Both our annual bonus plan and equity incentive program are subject to a clawback provision included therein. Specifically for the annual bonus plan, if the Company’s financial statements are the subject of a restatement due to error or misconduct, to the extent permitted by governing law, the Company is authorized to seek reimbursement of excess incentive cash compensation paid under the bonus plan to participants for the relevant performance periods; however, the Company’s clawback right extends only to any bonuses earned for the three completed fiscal years prior to the date the Company determines such restatement is required. In addition, the Company’s PSU awards will be subject to forfeiture and/or recovery under any compensation recovery policy that the Company may adopt from time to time, which recovery right extends to the proceeds realized by the applicable participant due to sale or other transfer of such stock.

Tax and Accounting Implications

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (the “Code”) generally places a $1 million limit on the amount of compensation a company can deduct in any one year for certain executive officers. While the Compensation Committee considers the deductibility of awards as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to award compensation that it determines to be consistent with the goals of our executive compensation program even if the awards are not deductible for tax purposes.

The exemption from Section 162(m)’s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered executive officers in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Despite the Compensation Committee’s efforts to structure the executive team performance-based equity awards in a manner intended to be exempt from Section 162(m) and therefore not subject to its deduction limits, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of the transition relief under the legislation repealing Section 162(m)’s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will. Further, the Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with our business needs.

Nonqualified Deferred Compensation

Section 409A of the Code provides that amounts deferred under nonqualified deferred compensation arrangements will, upon becoming vested, be included in an employee’s income as well as be subject to penalties and interest, unless certain requirements are complied with. We do not offer any nonqualified deferred compensation plans to any of our executive officers. The

Company’s 2014 Omnibus Incentive Plan and other compensation arrangements for executive officers are intended to comply with or be exempt from the requirements of Section 409A.

Change in Control Payments

If a company makes “parachute payments” to an employee, Section 280G of the Code disallows the company’s tax deduction for the portion of the parachute payments constituting “excess parachute payments,” and Section 4999 of the Code subjects the employee to an additional 20% excise tax on the excess parachute payments. For this purpose, parachute payments generally are defined as payments to specified persons that are contingent upon a change in control in an amount equal to or greater than three times the person’s base amount (the five-year average Form W-2 compensation). The excess parachute payments, which are nondeductible and subject to an additional 20% excise tax, equal the amount of the parachute payments in excess of one times the person’s base amount. The Company does not pay tax gross-ups with respect to such excise tax.

Mr. Griffin has, and Messrs. Saban and Kavthekar had, employment arrangements with the Company that entitle, or entitled, each to payments upon the termination of his respective employment, including following a change of control that may qualify as “excess parachute payments.” The Company’s 2007 Option Plan and 2014 Omnibus Incentive Plan may entitle participants to payments in connection with a change in control that may result in excess parachute payments.

Other

We do not provide any named executive officer with a tax gross-up or other reimbursement payment for any tax liability that he may owe as a result of the application of Sections 4999 or 409A of the Code.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (“CD&A”) in this proxy statement with management, including Messrs. Griffin and Kavthekar. Based on such review and discussion, the Compensation Committee recommended, and the Board authorized, the inclusion of the CD&A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the proxy statement for the 2019 annual meeting.

The Compensation Committee

David Dreyer, Chair
Regina Benjamin
Shawn Tomasello

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

In 2018, none of our executive officers served on the compensation committee or board of directors of another entity whose executive officer(s) served on the Compensation Committee or our Board of Directors.

NAMED EXECUTIVE OFFICER COMPENSATION TABLES

Summary Compensation Table for 2018

The table below summarizes the total compensation paid or earned by the named executive officers in 2018, 2017, and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)		Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)(4)	Total ($)
Brian Griffin	2018	669,231	—	7,674,037		823,191	599,875	5,550	9,771,884
Chief Executive Officer
Jeff Park	2018	120,701	—	1,237,845	(5)	—	—	3,330	1,786,958
Former Interim Chief Executive Officer
Philip R. Hagerman (6)	2018	359,098	—	99,322		—	—	1,216	421,692
Former Chief Executive	2017	352,469	—	110,003		990,002	—	20,200	1,472,674
Officer	2016	388,461	—	—		1,102,897	—	20,220	1,511,578
Atul Kavthekar	2018	436,538	—	683,316		223,261	180,274	18,834	1,542,223
Former Chief Financial Officer Treasurer and Former Interim Chief Executive Officer	2017	261,538	122,667	—		1,186,000	—	13,059	1,583,264
Joel Saban Former President	2018	486,538	—	1,231,200		402,275	—	328,120	2,448,133
	2017	173,077	103,500	—		1,241,800	—	5,085	1,523,462
Gary Rice	2018	336,154	15,300	232,574		75,989	94,297	17,838	772,133
Executive Vice President of Operations	2017	300,000	117,760	67,200		100,802	—	15,802	601,564
	2016	231,346	7,728	—		508,926	—	16,505	764,505

(1)   Amounts reflected in the “Bonus” column for 2017 represent a discretionary bonus amount (inclusive of the portion related to individual performance measures) and, in 2018 and 2016, the discretionary portion of such person’s cash bonus earned under the 2018 and 2016 bonus plans (i.e., the portion related to individual performance measures). Amounts reflected in the “Non-Equity Incentive Plan Compensation” column represent the Company performance-based portion of such person’s cash bonus earned under the 2018, 2017 and 2016 bonus plans for Messrs. Kavthekar and Rice, and the Griffin Offer Letter for Mr. Griffin. Mr. Hagerman did not participate in the bonus plan in any of the years reflected above. None of our current named executive officers earned any Company performance-based portion of such person’s cash bonus in 2017 or 2016. Payments of bonuses for 2018 were made in March 2019.

(2)   Represents the grant date fair value (excluding the effect of estimated forfeitures) of all RSUs, PSUs (PSU amounts reflected at target (100%)) and RSAs, based on the closing price of the Company’s common stock on the grant date. In the event Messrs. Griffin, Kavthekar, Saban and Rice had received the maximum payouts under their 2018 stock awards, the grant date fair values would have been: $19,139,621 for Mr. Griffin; $1,138,860 for Mr. Kavthekar; $2,052,000 for Mr. Saban and $387,623 for Mr. Rice.

(3)   Represents the grant date fair value (excluding the effect of estimated forfeitures) calculated in accordance with Accounting Standards Codification Topic 718. The Company uses the Black-Scholes-Merton option pricing model to determine the grant date fair value of options (both performance-based and time-vested option grants), including assumptions which are specified in Note 12 to the Company’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2018. For Messrs. Saban and Kavthekar the amounts reflected for 2017 represent special new hire option grants ($1,241,800) and ($1,186,000), respectively. For Mr. Griffin the amount reflected for 2018 represents the grant of a Make-Whole Inducement option award ($823,121) in connection with Mr. Griffin’s appointment as Chairman and CEO.

(4)   For 2018, includes: 401(k) matching contributions by the Company ($9,214 for Mr. Kavthekar, $11,000 for Mr. Saban, $8,218 for Mr. Rice and $846 Mr. Hagerman); car allowances ($5,550 for Mr. Griffin, $9,620 for Mr. Kavthekar, $9,620 for Mr. Saban $9,620 for Mr. Rice, $3,330 for Mr. Park and $370 for Mr. Hagerman) and a cash payment of $307,500 for Mr. Saban in accordance with the Saban Separation Agreement.

(5)   Represents a grant of RSUs of 69,349 shares in connection with Mr. Park’s service as interim Chief Executive Officer from January 2018 to May 2018 (21,666 of which were forfeited upon his departure from this role) and grants of RSAs of 5,929 shares ($128,262) in connection with Mr. Park’s service as a member of the Board of Directors. The grants of Restricted Stock were forfeited upon Mr. Park’s resignation from the Board in February 2019.

(6)   Mr. Hagerman resigned as Chief Executive Officer on January 4, 2018. The amount reflected in “Stock Awards” represents a grant of Restricted Stock of 5,222 shares ($99,322) in connection with Mr. Hagerman’s service as a member of the Board of Directors.

Narrative Discussion of Summary Compensation Table for 2018

Promotions and Transitions.

•                  For periods shown Mr. Hagerman served as Chairman and Chief Executive Officer of the Company until he resigned on January 4, 2018. The amount reflected in Salary for Mr. Hagerman for 2018 includes the payments for consulting services ($50,000/month) provided to the Company during the six months following Mr. Hagerman’s resignation and Mr. Hagerman’s annual cash compensation for service as a non-employee director.

•                  Mr. Park was appointed interim Chief Executive Officer on January 4, 2018 and resigned from his position on May 11, 2018. The amounts reflected in the Salary column reflect the pro-rated base salary of $500,000 he received from January 2018 through February 2018 and Mr. Park’s annual cash compensation for service as a non-employee director.

•                  Mr. Kavthekar was appointed Chief Financial Officer on May 1, 2017. He was appointed interim Chief Executive Officer on May 11, 2018 and resigned from this position on June 4, 2018. He did not receive any additional compensation for his service as interim Chief Executive Officer. Mr. Kavthekar resigned as the Company’s Chief Financial Officer in April 2019. Prior to Mr. Kavthekar’s resignation, 3,700 RSUs (with a grant date fair value of $75,924) and 5,039 PSUs (with a grant date fair value of $103,400) vested. All unvested Stock Awards and Option Awards were forfeited upon Mr. Kavthekar’s resignation.

•                  Mr. Saban was appointed president on August 7, 2017 and served in such position until his resignation on January 4, 2019. The amounts reflected in Stock Awards and Option Awards represent the 2018 target compensation amounts for Mr. Saban. Mr. Saban and the Company mutually agreed that Mr. Saban would resign from his position as President of the Company on January 4, 2019. In connection with Mr. Saban’s departure, Mr. Saban executed the Saban Separation Agreement and received a payment, as well as the acceleration of vesting of certain equity awards in connection therewith. In connection with the Saban Separation Agreement 13,333 RSUs (with a grant date fair value of $273,593)

and 18,180 PSUs (with a grant date fair value of $373,054) vested. All unvested Stock Awards and Option Awards were forfeited upon Mr. Saban’s resignation.

•                  Mr. Griffin was appointed Chief Executive Officer effective June 4, 2018. Mr. Griffin received inducement equity awards in June 2018 in connection with his appointment as Chief Executive Officer. In addition, pursuant to the Griffin Offer Letter, Mr. Griffin received a Sign-On Inducement Award with a value of $5,162,333 (reflected at target (100%) award amount) based on the Company’s performance relative to specified cumulative Adjusted EBITDA and revenue goals for the years ending December 31, 2018 and 2019. The grant date for the Sign-On Inducement Award is January 2019 when the 2019 performance measures became determinable. Accordingly, the Sign-On Inducement Award is not included in the summary compensation table. See “Compensation Discussion and Analysis — Executive Summary” for a description of Mr. Griffin’s 2018 target annual compensation.

Contractual Arrangements. In 2018, many of the compensation items reflected above were driven by considerations in the Griffin Offer Letter, Mr. Saban’s previous employment agreement and the Saban Separation Agreement. For a detailed discussion of these contracts, please see “Potential Payments Upon Termination or Change in Control.”

Mr. Hagerman. In 2016 and 2017, Mr. Hagerman voluntarily reduced or suspended his base salary for periods of time and directed such funds to the Company’s social responsibility budget. These amounts are not included in this table. Further, Mr. Hagerman did not participate in the annual bonus plan in 2016 and 2017 due to his significant equity ownership, in line with historical practice nor in 2018 due to his resignation from his position as Chief Executive Officer.

Base Salary. Base salary changes generally are effective in March or April each year.

Bonus and Incentive Plan Compensation. See “Compensation Discussion and Analysis—2018 Compensation Determinations” for information regarding Adjusted EBITDA, revenue, and discretionary components of the 2018 bonus plan and Chief Executive Officer 2018 annual bonus and amounts earned thereunder.

Equity Award Program. In March 2018, for retention purposes and based on input from its compensation consultant, upon recommendation from the Compensation Committee, the Board approved changes to the Company’s annual equity award program. The 2018 annual equity award program added PSUs (which agreements contain “double-trigger” vesting upon a change in control) for named executive officers, and changed the allocation of the annual equity awards of named executive officers to consist of 50% PSUs; 25% RSUs and 25% time-based options. The allocation of Mr. Griffin’s equity awards was specifically negotiated pursuant to the Griffin Offer Letter. The PSU awards provide the named executive officers with the potential to earn between 50% and 200% respectively, of their target bonus based on the relative achievement of performance goals for Adjusted EBITDA. Mr. Griffin can earn between 100% and 400% of his target bonus based on the relative achievement of performance goals for revenue and Adjusted EBITDA. The Equity Program also provides for three-year pro rata vesting for all equity awards. In 2018 each of Messrs. Griffin, Kavthekar, Saban and Rice were granted PSUs that vest pro rata over three years, with the first installment vesting upon the date the Company files its Annual Report on Form 10-K or Audit Committee confirmation of the satisfaction of the applicable performance goals, and the remaining two installments vesting annually on such date thereafter. For Mr. Griffin, the performance-based component of his Sign-On Inducement Award earned, if any, will vest entirely in 2020 upon the date the Company files its Annual Report on Form 10-K or Audit Committee confirmation of the satisfaction of the applicable performance goals.

2017 Equity Award Program

The 2017 annual equity award program consisted of RSUs and performance-based options. Under the 2017 annual equity award program the relative allocation between RSUs and performance-based options varied in accordance with the relative responsibility of the participants, with the mix more heavily weighted toward performance-based options for more senior employees, including the named executive officers (90% performance-based options in the case of Mr. Hagerman and 60% in the case of Mr. Rice). The performance-based component of the 2017 annual equity award program for named executive officers was based upon the grant of options to purchase a number of shares of common stock of the Company, which were to be earned or forfeited based upon the Company’s performance relative to specified Adjusted EBITDA and revenue goals for the applicable year, in each case excluding the effect of mergers and acquisitions transacted during the bonus plan year. The earned options, if any, vest in four annual installments, with the first installment vesting upon the date the Company files its Annual Report on Form 10-K or Audit Committee confirmation of the satisfaction of the applicable performance goals, and the remaining three installments vesting annually on such date thereafter. In addition, the RSUs granted to the named executive officers under the 2017 annual equity award program vest three years following the grant date. The RSUs granted to other participants under the 2017 annual equity award program vest in three annual installments, with the first installment vesting upon the first anniversary of the grant date.

Grants of Plan-Based Awards in 2018

The following table provides information about equity and non-equity awards granted to the named executive officers in 2018.

			Estimated Possible Payouts Under						Estimated Possible Payouts Under						All Other Stock Awards: Number of		All Other Option Awards:		Exercise or	Grant Date Fair Value of
			Non-Equity Incentive Plan						Equity Incentive Plan						Shares		Number of		Base Price	Stock and
			Awards(1)(2)						Awards(2)						of Stock		Securities		of Option	Option
Name	Grant Date	Approval Date	Threshold ($)		Target ($)		Maximum ($)		Threshold (#)		Target (#)		Maximum (#)		or Units (#)		Underlying Options(#)		Awards ($/Sh)	Awards ($)(3)
Brian Griffin	6/4/18	5/9/18	—		—		—		—		157,343		629,372		—		—		—	3,821,861
	6/4/18	5/9/18	—		—		—		—		—		—		124,875		—		—	3,033,214
	6/4/18	5/9/18	—		—		—		—		—		—		33,716		—		—	818,962
	6/4/18	5/9/18	—		—		—		—		—		—		—		81,351		24.29	823,191
	N/A	N/A	437,500	(4)	875,000	(4)	1,750,000	(4)	—		—		—		—		—		—	—
Jeff Park	2/26/18		—		—		—		—		—		—		69,349	(5)	—		—	1,613,751
	6/1/18		—		—		—		—		—		—		3,654	(6)	—		—	84,992
	10/1/18		—		—		—		—		—		—		2,275	(6)	—		—	43,271
Philip R. Hagerman	10/1/18		—		—		—		—		—		—		5,222	(6)	—		—	99,322
Atul Kavthekar	3/27/18		—		—		—		11,100	(7)	22,200	(7)	44,400	(7)	—		—		—	455,544
	3/27/18		—		—		—		—		—		—		11,100	(8)	—		—	227,772
	3/27/18		—		—		—		—		—		—				26,384	(8)	20.52	223,261
	N/A		131,625		263,250		526,500		—		—		—		—		—		—	—
Joel Saban	3/27/18		—		—		—		20,000	(9)	40,000	(9)	80,000	(9)	—		—		—	820,800
	3/27/18		—		—		—		—		—		—		20,000	(10)	—		—	410,400
	3/27/18		—		—		—		—		—		—		—		47,539	(11)	20.52	402,275
	N/A		168,750		337,500		675,000		—		—		—		—		—		—	—
Gary Rice	3/27/18		—		—		—		3,778	(12)	7,556	(12)	15,112	(12)	—		—		—	155,049
	3/27/18		—		—		—		—		—		—		3,778	(13)	—		—	77,525
	3/27/18		—		—		—		—		—		—				8,980		20.52	75,989
	N/A		68,850		137,700		275,400		—		—		—		—		—		—	—

(1)   Relates to possible cash payouts attributable to the Company performance-based components of the 2018 bonus plan, exclusive of the 10% discretionary component of the 2018 bonus plan. For Mr. Griffin this represents the possible cash payout attributable to his cash bonus as set forth in the Griffin Offer Letter.

(2)   Threshold amounts with respect to both Non-Equity Incentive Plan Awards and Equity Incentive Plan Awards represent threshold achievement of the Adjusted EBITDA component and the revenue component, as applicable.

(3)   Each option granted in 2018 had a grant date fair value as follows: March 27, $8.462 and June 4, $10.119. See Notes 2 and 3 to the Summary Compensation Table for information regarding the grant date fair value of options, PSUs and RSUs.

(4)   Cash bonus opportunity amounts prorated from Mr. Griffin’s initial date of service, June 4, 2018.

(5)   RSUs granted in connection with service as interim CEO: 9,166 RSUs vested on the grant date and 60,183 RSUs were to vest in five equal monthly installments on the fourth day of each month between March and July 2018. 21,666 shares were forfeited upon Mr. Park’s departure from his role as interim Chief Executive Officer, which amount is not reflected in this table.

(6)   Granted in connection with service as a non-employee director pursuant to the Non-Employee Director Compensation Program, vests 100% on the first anniversary of the grant date. Mr. Park forfeited his awards upon his resignation from the Board in February 2019.

(7)   Based on the achievement of certain performance conditions in 2018, Mr. Kavthekar earned 15,118 PSUs. One-third of this award vested on March 18, 2019, the date the Company filed its Annual Report on Form 10-K. The remaining two-thirds was forfeited upon Mr. Kavthekar’s resignation.

(8)   One-third of this RSU award vested prior to Mr. Kavthekar’s termination, the remaining two-thirds was forfeited upon Mr. Kavthekar’s resignation.

(9)   Based on the achievement of certain performance conditions in 2018, Mr. Saban earned 27,240 PSUs. Pursuant to the Saban Separation Agreement two-thirds of this award vested on March 18, 2019, the date the Company filed its Annual Report on Form 10-K, the remaining one-third was forfeited upon Mr. Saban’s resignation.

(10) Pursuant to the Saban Separation Agreement two-thirds of this RSU award vested on January 4, 2019, the remaining one-third was forfeited upon Mr. Saban’s resignation.

(11) This award was forfeited upon Mr. Saban’s resignation.

(12) Based on the achievement of certain performance conditions in 2018, Mr. Rice earned 5,146 PSUs. One-third of this award vested on March 18, 2019, the date the Company filed its Annual Report on Form 10-K. The remaining two-thirds vest annually on the anniversary of such confirmation date thereafter, subject to Mr. Rice’s continued employment with the Company.

(13) Consists of RSUs which vest in three equal increments on each of the first, second and third anniversary of the grant date.

Narrative Discussion of Grants of Plan-Based Awards in 2018 Table

Chief Executive Officer Annual Bonus. Pursuant to the Griffin Offer Letter, 60% and 40% of Mr. Griffin’s non-equity target cash bonus target bonus was based upon achievement of a 2018 Adjusted EBITDA performance measure and a 2018 revenue performance measure, respectively.

Chief Executive Officer Inducement Awards. Pursuant to the Griffin Offer Letter, Mr. Griffin received two performance-based equity awards. The PSU component of the Make-Whole Inducement Award target was based on achievement of a 2018 Adjusted EBITDA performance measure (60%) and 2018 revenue performance measure (40%), which is included in the table above. However, none of the PSUs were earned. The remaining components of the Make-Whole Inducement Award, consisting of the RSUs and stock options, vest in equal installments over three years; the PSUs would have vested on a similar pro-rata basis from the date earned.

The PSU component of the Sign-On Inducement Award target is based on the achievement 2018 and 2019 Adjusted EBITDA performance measures (60%) and 2018 and 2019 revenue performance measures (40%), on a combined basis, with a grant date of January 2019 when the 2019 measures became determinable. Accordingly, the Sign-On Inducement Award is not included in the table above. The PSU component is eligible to vest in 2020 upon the completion of the 2019 audit. The RSU component had a one-year vesting period, subject to acceleration based on the achievement of the specified share price requirement, the satisfaction of which resulted in vesting as of July 10, 2018.

Non-Equity Incentive Plan - 2018 Annual Bonus Plan. For each of Messrs. Kavthekar, Saban and Rice, 60%, 30%, and 10% of the non-equity incentive bonus target was based on achievement of a 2018 Adjusted EBITDA performance measure, a 2018 revenue performance measure, and a subjective individual performance, respectively. Only the amounts eligible to be earned under the objective performance components (Adjusted EBITDA and revenue) are included in this table.

Equity Incentive Plan - PSU Awards. For the participating named executive officers (which did not include Mr. Griffin), the equity incentive bonus target was based on achievement of a 2018 Adjusted EBITDA performance measure.

Outstanding Equity Awards at December 31, 2018

The following table sets forth certain information with respect to outstanding equity awards held by certain of our named executive officers on December 31, 2018. All options in the table granted prior to 2014 were made pursuant to the 2007 Option Plan, and all other equity awards set forth below were made pursuant to the 2014 Omnibus Incentive Plan, other than Mr. Griffin’s Inducement Awards.

	Option Awards							Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Brian Griffin	6/4/18	(1)(2)	—	—		—	—	33,716		453,817
	6/4/18	(1)(2)	—	81,351		24.29	6/4/28	—		—
Jeff Park	6/1/18	(3)	—	—		—	—	3,654		49,183
	10/1/18	(3)	—	—		—	—	2,275		30,622
Philip R. Hagerman	10/1/18	(4)	—	—		—	—	5,222		70,288
Atul Kavthekar	5/1/17	(5)	50,000	150,000		16.00	5/1/27	—		—
	3/27/18	(2)(6)	—	—		—	—	15,118		203,488
	3/27/18	(2)	—	—		—	—	11,100	(9)	149,406
	3/27/18	(2)	—	26,384	(9)	20.52	3/27/28	—		—
Joel Saban	8/10/17	(5)	50,000	150,000		15.94	8/10/27	—		—
	3/27/18	(2)(6)	—	—		—	—	27,240		366,650
	3/27/18	(2)	—	—		—	—	20,000	(10)	269,000
	3/27/18	(2)	—	47,539	(11)	20.52	3/27/28	—		—
Gary Rice	3/1/12	(5)	27,313	—		4.29	3/1/22	—		—
	1/15/13	(5)	131,687	—		5.88	1/15/23	—		—
	6/5/15	(7)	6,822	2,273		39.26	6/5/25	—		—
	10/30/15	(5)	56,250	18,750		28.11	10/30/25	—		—
	12/5/16	(5)	50,000	50,000		14.40	12/5/26	—		—
	4/4/17	(8)	—	—		—	—	4,587		61,741
	3/27/18	(2)(6)	—	—		—	—	5,146		69,265
	3/27/18	(2)	—	—		—	—	3,778		50,852
	3/27/18	(2)	—	8,980		20.52	3/27/28	—		—

(1)   Granted pursuant to the Griffin Offer Letter.

(2)   Vests one-third on each of the first, second, and third anniversaries of the grant date, with full vesting achieved on the third anniversary of the grant date.

(3)   Granted in connection with Mr. Park’s service as a non-employee director, vests 100% on the first anniversary of the grant date. Mr. Park forfeited this award upon his resignation from the Board in February 2019.

(4)   Granted in connection with Mr. Hagerman’s service as a non-employee director, vests 100% on the first anniversary of the grant date.

(5)   Vests 25% on each of the first, second, third, and fourth anniversaries of the grant date, with full vesting achieved on the fourth anniversary of the grant date.

(6)   PSUs that were subject to performance conditions in 2018. The table reflects earned PSUs, which vest in three annual installments, with the first installment vesting on March 18, 2019, the date the Company filed its Annual Report on Form 10-K and the remaining two installments vesting annually on the anniversary of such confirmation date thereafter. Pursuant to the Saban Separation Agreement two-thirds of this award vested on March 18, 2019, the remaining one-third was forfeited upon Mr. Saban’s resignation. One-third of Mr. Kavthekar’s award vested on March 18, 2019, the remaining two-thirds was forfeited upon Mr. Kavthekar’s resignation.

(7)   Performance-based options that were subject to performance conditions in 2015. The table reflects earned options, which vest in four annual installments, with the first installment vesting on February 29, 2016 (the date the Company filed its Annual Report on Form 10-K) and the remaining three installments vesting annually on such confirmation date thereafter.

(8)   Vests 100% on the third anniversary of the grant date.

(9)   One-third of this award vested prior to Mr. Kavthekar’s termination, the remaining two-thirds was forfeited upon Mr. Kavthekar’s resignation.

(10) Pursuant to the Saban Separation Agreement two-thirds of this award vested on January 4, 2019, the remaining one-third was forfeited upon Mr. Saban’s resignation.

(11) This award was forfeited upon Mr. Saban’s resignation.

Option Exercises and Stock Vested in 2018

None of our named executive officers exercised options in 2018. The following table provides information about stock awards which vested in 2018.

	Stock Awards(1)
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Brian Griffin	124,875	3,342,904
Jeff Park	52,323	1,266,233

(1)         Represents the vesting of RSUs/RSAs. The value realized for purposes of the table is based upon the number of shares of common stock received upon vesting multiplied by the closing price of the Company’s common stock on the NYSE on the applicable vesting date.

Potential Payments Upon Termination or Change in Control

The following section describes potential payments and benefits to the named executive officers under the Company’s compensation and benefit plans and arrangements upon termination of employment or a change in control of the Company as of December 31, 2018.

Change in Control

The following table sets forth the value of acceleration of unvested options, PSUs, RSAs and RSUs that would have accrued to certain of our named executive officers if a change in control had occurred on December 31, 2018 and, the named executive officer listed below was terminated without cause or left with good reason within one year of such change in control. The unvested portions of the “single-trigger” option awards issued prior to December 2016 have an exercise price higher than the closing trading price of the Company’s common stock as of December 31, 2018, and therefore are not included in the table below. See “—2007 Option Plan” and “—2014 Omnibus Incentive Plan.”

Name	Value of Accelerated Stock Awards ($)(1)	Value of Accelerated Options ($)(2)	Total($)
Brian Griffin	29,094,974	—	29,094,974
Jeff Park(3)	79,804	—	79,804
Phil Hagerman(4)	70,288	—	70,288
Joel Saban	1,346,000	—	1,346,000
Atul Kavthekar	747,030	—	747,030
Gary Rice	316,000	—	316,000

(1)   Calculated as the closing trading price of our common stock on December 31, 2018 ($13.46) multiplied by the number of shares underlying the RSU award or PSU award (representing the maximum amount of shares to be awarded for PSU awards, including those not earned based on 2018 results). In the case of Mr. Griffin, includes the value of the PSU components of the Sign-On Inducement Award with a grant date of January 2019, as such awards were approved in 2018 in connection with the Griffin Offer Letter and were eligible for acceleration as of December 31, 2018.

(2)   Each of the unvested options detailed in the “—Outstanding Equity Awards at December 31, 2018” have an exercise price above the closing trading price of our common stock on December 31, 2018. Accordingly, no value would have been realized from the vesting of such options in the event of a change of control as of December 31, 2018.

(3)   Reflects the accelerated vesting of Restricted Stock Awards granted to Mr. Park on June 1, 2018 and October 1, 2018, for his service as a member of the Board, in accordance with the Board’s Non-Employee Director Compensation Program.

(4)   Reflects the accelerated vesting of a Restricted Stock Award granted to Mr. Hagerman on October 1, 2018 for his service as a member of the Board, in accordance with the Board’s Non-Employee Director Compensation Program.

2007 Option Plan

The 2007 Option Plan provided for the grant of options, which include nonqualified options and incentive options, to our employees, directors, and consultants. No awards may be granted in the future under this plan.

The options expire on the tenth anniversary of the grant date but are subject to earlier termination upon termination of a participant’s employment or service.

Termination of Employment for Cause. Upon a termination of employment or service for cause, we may terminate any options (whether vested or unvested) in our sole discretion as of the termination date.

Termination of Employment Due to Disability or Death. Upon a termination of employment or service due to disability or death, all unvested options will terminate on the termination date and all vested options will terminate one year after the termination date. In the event a deceased participant’s vested options are properly exercised, the Board may elect to pay to the participant’s legal representative the amount by which the fair market value per share on the date of exercise exceeds the exercise price, multiplied by the number of shares with respect to which the options are being exercised.

Termination of Employment Other Than for Disability, Death or Cause. Upon a termination of employment or service for reason other than disability, death or cause, all unvested options will terminate on the termination date and all vested options will terminate three months after the termination date, except in the case of the participant’s death during such three-month period, in which case, all vested options will terminate one year after the termination date.

Change in Control. In the event of a change in control of the Company, all unvested options immediately vest on the effective date of such change in control.

2014 Omnibus Incentive Plan

The 2014 Omnibus Incentive Plan provides for the award to employees, directors, consultants, advisors, or to nonemployees, to whom an offer of employment has been or is being extended, of the Company and its affiliates of options, restricted stock, restricted stock units, stock appreciation rights, performance awards (which may take the form of performance units or performance shares), and other stock and stock unit awards.

The Board may provide by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be paid or forfeited in the event a participant ceases to be employed by us, or to provide services to us, prior to the end of a performance period, period of restriction or the exercise, vesting, or settlement of such award.

In December 2016, the Board approved a form of stock option award providing for “double trigger” vesting upon a change in control. However, the following discussion describes the terms of the 2014 Omnibus Incentive Plan prior to such revision, except as specifically discussed below:

Termination of Employment - Unvested Options. Upon a termination of employment or service for any reason, all unvested options will terminate on the termination date.

Termination of Employment - Vested Options.

For Cause. Upon a termination of employment for cause, all vested options will terminate on the termination date.

Upon Death or Disability. Upon a termination of employment upon death or disability, all vested options will terminate one year after the termination date (but no later than the option expiration date).

For Any Reason Other Than Death, Disability, or Cause. Upon a termination of employment for any reason other than death, disability, or cause, all vested options will terminate 90 days after the termination date (but no later than the option expiration date).

Change in Control. In the event of a change in control of the Company, all unvested options immediately vest 10 days prior to such change in control.

Form of Stock Option Award (Performance-Based). In the event of a change in control of the Company, all unvested performance-based option awards immediately vest 10 days prior to such change in control. Except as otherwise determined by the Compensation Committee at the time of a change in control, any portion of the option that has not, prior to or in connection with the change in control, either been exercised or cancelled in exchange for a cash payment equal to the fair value of the option shall terminate, expire, and be forfeited upon closing of the change in control.

Other. In addition, the Board retains the right to cause a forfeiture of awards upon any breach or violation of agreements, policies, or plans of the Company, as well as to the extent permitted by applicable law or regulations.

Revised Form of Stock Option Award (Time-Based). In December 2016, the Board approved a new Form of Stock Option Award (Time-Based). The revised form is substantially similar to the form used prior to such adoption, except that in the event of a change in control, the unvested options do not vest unless the grantee is terminated without cause or the grantee resigns with good reason within one year of such change in control. The Time-Based option awards granted to each of Messrs. Rice in December 2016 and Messrs. Kavthekar and Saban in May and August 2017, respectively, contain such “double trigger” vesting provisions.

Form of Restricted Stock Unit Award (Time-Based). In April 2017, the Board approved a form of Restricted Stock Unit Award Agreement (Time-Based) (the “RSU Award Agreement”) for RSUs to be issued from time to time under the Company’s 2014 Omnibus Incentive Plan. Under the terms of the RSU Award Agreement, the Company may issue the right to receive, upon vesting and the satisfaction of any required tax withholding obligation, shares of common stock, no par value, of the Company (“Common Stock”), which will become vested as set forth in the applicable award on the basis of one share of Common Stock for each RSU, provided that the grantee has remained continuously employed by the Company from the grant date to such vesting date. The RSU Award Agreement also contains a “double trigger” vesting provision such that in the event of a change in control, the RSUs do not vest unless the grantee is terminated without cause or the grantee resigns with good reason within one year of such change in control.

Form of Restricted Stock Unit Award (Performance-Based). In March 2018, the Board approved a form of Restricted Stock Unit Award Agreement (Performance-Based) (the “Performance RSU Award Agreement”) for RSUs to be issued from time to time under the Company’s 2014 Omnibus Incentive Plan. Under the terms of the Performance RSU Award Agreement, the Company may issue the right to receive, upon achieving certain performance metrics, vesting and the satisfaction of any required tax withholding obligation, shares of Common Stock, which will become vested as set forth in the applicable award on the basis of one share of Common Stock for each RSU, provided that the grantee has remained continuously employed by the Company from the grant date to such vesting date. The RSU Award Agreement also contains a “double trigger” vesting provision such that in the event of a change in control, the RSUs do not vest unless the grantee is terminated without cause or the grantee resigns with good reason within one year of such change in control.

Griffin Offer Letter

On May 9, 2018 the Company and Mr. Griffin entered into the Griffin Offer Letter. Pursuant the Griffin Offer Letter, Mr. Griffin’s initial compensation is set forth below, subject to annual review and adjustment by the Board or the Compensation Committee at their respective discretion:

2018 Base Salary. Mr. Griffin’s base salary is $1,200,000 annually.

2018 Cash Bonus. Mr. Griffin has an annual target bonus of 125% of base salary.

Make-Whole Inducement Award. Pursuant to the Griffin Offer Letter, Mr. Griffin was provided with annual target equity compensation of $4.5 million, composed of 70% PSUs (with the potential to earn up to 400% of the award upon achievement of certain performance metrics), 15% time-based options and 15% RSUs.

Sign-On Inducement Award. Under the terms of the Griffin Offer Letter, Mr. Griffin received a grant of PSUs, with a target value of $7.5 million (with the potential to earn up to 400% of the award upon achievement of certain performance metrics), and a grant of RSUs, with a value of $2.5 million.

Other Benefits. The Griffin Offer Letter further entitles Mr. Griffin to such perquisites and fringe benefits and other employee benefit programs or plans for which senior executive employees are generally eligible in accordance with the policies of the Company, as well as reimbursement of all reasonable out-of-pocket business expenses incurred by Mr. Griffin the course of performing his duties.

Clawback. In accordance with specific award agreements, Mr. Griffin’s bonus and performance-based incentive compensation may be subject to clawback by the Company if the Board or a committee thereof determines that any fraud, negligence, or intentional misconduct by Mr. Griffin is a significant contributing factor to the Company having to restate all or a portion of its financial statements and certain other specified conditions are satisfied.

Severance. Pursuant to the terms of the Griffin Offer Letter, Mr. Griffin will receive certain benefits upon termination of his employment under certain circumstances.

Termination by Company Other than for Cause or by Mr. Griffin with Good Reason (other than following a Change in Control). If Mr. Griffin’s employment is terminated by the Company other than for Cause, or by Mr. Griffin for Good Reason, Mr. Griffin will receive:

•                  Base salary that has accrued through the termination date, plus any other salary, compensation or benefits specifically provided for under the Company’s employee benefit plans or as otherwise expressly required by applicable law (the “Accrued Benefits”);

•                  Severance payments equal to twelve months of Mr. Griffin’s then current annual base salary in effect immediately prior to the event giving rise to the termination (payable ratably over such period in accordance with the Company’s normal payroll procedures);

•                  Reimbursement for COBRA continuation coverage at the same rate as the Company pays for health insurance coverage for its active employees (the “Cobra Benefits”) for one year following termination; and

•                  Mr. Griffin’s rights with respect to any equity awards granted to him by the Company (including the inducement equity awards) shall be governed by the terms and provisions of the plans (including plan rules) and award agreements then in effect at the time of termination.

“Cause” is defined as:

•                  Conviction (including a guilty plea or a no contest plea) of a felony, or of any other crime involving fraud, dishonesty or moral turpitude;

•                  Attempted commission of or participation in a fraud or act of material dishonesty against the Company;

•                  Material breach of any written agreement between you and the Company or material breach or material neglect of any statutory or fiduciary duty owed to the Company as reasonably determined by the Company’s Board of Directors, after having provided Mr. Griffin with not less than thirty (30) days written notice of same and with the opportunity to cure of the same duration to the extent curable; or

•                  Conduct that constitutes gross insubordination, incompetence or habitual neglect of duties as reasonably determined by the Company’s Board of Directors, after having provided not less than thirty (30) days written notice of same and with the opportunity to cure of the same duration to the extent curable.

“Good Reason” is defined as:

•                  A material reduction in Mr. Griffin’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless Mr. Griffin’s new duties are substantially reduced from the prior duties;

•                  The Relocation of Mr. Griffin’s principal place of employment to a place that increases Mr. Griffin’s one-way commute by more than seventy-five (75) miles as compared to Mr. Griffin’s then current principal place of employment immediately prior to such relocation;

•                  A reduction of at least ten percent (10%) of Mr. Griffin’s base salary (unless pursuant to a salary reduction program applicable generally to the Company’s executive employees).

Further, Mr. Griffin must provide written notice to the Company of the event qualifying for a “Good Reason” termination, and the Company must have failed to cure such event within 30 days, if curable, and Mr. Griffin must terminate his employment within 90 days following the expiration of such cure period for the termination to qualify for Good Reason.

“Change in Control” is defined as:

•                  the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger (including, but not limited to, a reverse triangular merger) or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company’s stockholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least fifty percent (50%) of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities in a bona fide financing transaction shall not constitute a Change of Control hereunder); or

•                  a sale or lease of all or substantially all of the assets of the Company.

Following a Change in Control, Termination by Company Other than for Cause or by Mr. Griffin with Good Reason. If, within one month prior to or one year following a Change in Control, Mr. Griffin is terminated by the Company other than for Cause, or Mr. Griffin terminates for Good Reason, Mr. Griffin will receive:

•                  Severance payments equal to twelve months of Mr. Griffin’s then current annual base salary in effect immediately prior to the event giving rise to the termination (payable ratably over such period in accordance with the Company’s normal payroll procedures);

•                  Full acceleration of the vesting of all of his then-outstanding equity awards at the maximum performance target, as applicable;

•                  The Cobra Benefits for 18 months following termination; and

•                  The Accrued Benefits.

Confidentiality and Release. The Griffin Offer Letter requires Mr. Griffin to maintain confidential or proprietary information learned during the course of his employment for so long as he is receiving benefits. In addition, the Griffin Offer Letter also requires Mr. Griffin to execute and deliver to the Company a general release of claims in favor of the Company in a form acceptable to the Company within thirty (30) days of termination; and resignation from such board positions as held by Mr. Griffin, including with the Company and any subsidiaries, on the date of termination, to be effective no later than the date of termination (or such other date as requested by the Board).

Upon the adoption of the Diplomat Pharmacy, Inc. Executive Severance Plan (as described below), the severance benefits applicable to Mr. Griffin are as set forth therein. See “—2019 Developments—Executive Severance Plan” below for additional information.

Kavthekar Severance Benefits Agreement

On July 24, 2018, the Company and Atul Kavthekar entered into a severance benefits agreement (the “Severance Benefits Agreement”), which provides certain benefits if Mr. Kavthekar’s employment is terminated under certain circumstances.

Termination by Company for Cause, by Mr. Kavthekar without Good Reason or for any other reason (other than following a Change in Control). If Mr. Kavthekar’s employment is terminated by the Company for Cause, by Mr. Kavthekar without Good Reason or for any other reason, Mr. Kavthekar will receive:

•                  Base salary that has accrued through the termination date; plus any unpaid annual bonus for any previously completed fiscal year of the Company preceding the date of termination, provided that any unpaid annual bonus shall not be payable in the event Mr. Kavthekar is terminated for Cause; plus any other salary, compensation or benefits specifically provided for under the Company’s employee benefit plans or as otherwise expressly required by applicable law (the “Accrued Benefits”); and

•                  Mr. Kavthekar’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the incentive compensation plans (including plan rules) and award agreements then in effect at the time of termination.

“Cause” is defined as:

•                  The conviction (including conviction upon of a plea of nolo contendere) of a felony or other crime which is punishable by imprisonment;

•                  The commission of any act or omission involving dishonesty, fraud, or a violation of law with respect to the Company or any of its subsidiaries or affiliates;

•                  Reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace), or other conduct causing the Company or any of its subsidiaries or affiliates public disgrace, disrepute, or economic harm;

•                  Breach of fiduciary duty, fraud, or willful misconduct with respect to the Company and/or any of its subsidiaries or affiliates; or

•                  Any material breach of the Severance Benefits Agreement or the Company’s policies and procedures by Mr. Kavthekar, unless remedied by Mr. Kavthekar within thirty (30) days after receipt of written notice of such breach.

“Good Reason” is defined as:

•                  A material adverse change in Mr. Kavthekar’s title, duties, or responsibilities in a manner that is materially inconsistent with the position he holds;

•                  A material reduction in Mr. Kavthekar’s base salary, target annual bonus opportunity or target annual equity compensation;

•                  A material breach by the Company of its obligations, covenants or agreements under the Severance Benefits Agreement; or

•                  A requirement that Mr. Kavthekar relocate his principal business office or principal residence outside of the Chicago metropolitan area.

Further, Mr. Kavthekar must provide written notice to the Company of the event qualifying for a “Good Reason” termination, and the Company must have failed to cure such event within 30 days, if curable, and Mr. Kavthekar must terminate his employment within 30 days following the expiration of such cure period for the termination to qualify for Good Reason.

Termination by Company Other than for Cause or by Mr. Kavthekar with Good Reason (other than following a Change in Control). If Mr. Kavthekar’s employment is terminated by the Company other than for Cause, or by Mr. Kavthekar for Good Reason, Mr. Kavthekar will receive:

•                  Severance payments equal to twelve months of Mr. Kavthekar’s then current annual base salary in effect immediately prior to the event giving rise to the termination (payable ratably over such period in accordance with the Company’s normal payroll procedures);

•                  Cobra Benefits;

•                  The Accrued Benefits; and

•                  Mr. Kavthekar’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the plans (including plan rules) and award agreements then in effect at the time of termination.

Following a Change in Control, Termination by Company Other than for Cause or by Mr. Kavthekar with Good Reason. If, within one year following a Change in Control (as defined in the Company’s 2014 Omnibus Incentive Plan), Mr. Kavthekar is terminated by the Company other than for Cause, or Mr. Kavthekar terminates for Good Reason, Mr. Kavthekar will receive:

•                  The aggregate of the amount equal to the annual base salary (i.e. 12 months of base salary), and the greater of the target bonus for the then current fiscal year under the Company’s annual bonus plan or any successor annual bonus plan and the average annual bonus and annual equity incentive paid to or for the benefit of Mr. Kavthekar for the prior 3 full years (or any shorter period during which Mr. Kavthekar has been employed by the Company), payable in four equal quarterly installments during the one-year severance period;

•                  The Cobra Benefits;

•                  The Accrued Benefits; and

•                  Mr. Kavthekar’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the plans (including plan rules) and award agreements then in effect at the time of termination.

Clawback. In accordance with specific compensation plans and award agreements, Mr. Kavthekar’s bonus is subject to, and performance-based incentive compensation may be subject to, clawback by the Company if the Board or a committee thereof determines that any fraud, negligence, or intentional misconduct by Mr. Kavthekar is a significant contributing factor to the Company having to restate all or a portion of its financial statements and certain other specified conditions are satisfied.

Confidentiality, Non-Solicitation and Non-Compete, Release. The Severance Benefits Agreement contains customary confidentiality terms. The Severance Benefits Agreement also contains non-solicitation and non-competition provisions effective from the Effective Date until the first anniversary following the termination date. If Mr. Kavthekar violates any of the foregoing, the Company’s payment obligations under the Severance Benefits Agreement, including any severance payments, cease. In addition, the Severance Benefits Agreement provides that Mr. Kavthekar must sign a general form of release of claims against the Company in order to be eligible for severance.

The Severance Benefits Agreement was subsequently terminated on March 14, 2019. See “—2019 Developments—Kavthekar Termination and Separation and Release Agreement” below for additional information.

Saban Employment Agreement

On August 7, 2017, the Company and Mr. Saban entered into an employment agreement (the “Saban Employment Agreement”). Pursuant to the Saban Employment Agreement, Mr. Saban served as President of the Company for an initial term of two years, and the agreement automatically extends for successive one-year periods unless either party gives at least 90 days’ notice prior to the end of the then existing term.

Base Salary. The Saban Employment Agreement established a base salary of $450,000 as of August 2017, which amount will be reviewed at least annually and may be adjusted by the Board or the Compensation Committee (as appropriate, the “Administrator”), at its discretion.

Annual Cash Bonus. The Saban Employment Agreement provided that Mr. Saban is eligible for a cash bonus for each fiscal year the Saban Employment Agreement is in effect, with a target amount of 60% of his annual base salary (prorated for 2017).

One-Time Equity Award. The Saban Employment Agreement provided Mr. Saban with a grant of options to purchase 200,000 of the Company’s common shares, at an exercise price equal to the closing price of the Company’s common stock on the grant date, vesting in equal annual installments over a four-year period.

Annual Equity Award. For fiscal year 2018 and thereafter, Mr. Saban will be eligible for equity compensation at a target amount of 100% of the annual base salary then in place.

Other Benefits. The Saban Employment Agreement further entitles Mr. Saban to such perquisites and fringe benefits and other employee benefit programs or plans for which senior executive employees are generally eligible in accordance with the policies of the Company, as well as reimbursement of all reasonable out-of-pocket business expenses incurred by Mr. Saban in the course of performing his duties.

Clawback Right. If the Board (or appropriate committee thereof) determines that any fraud, negligence, or intentional misconduct by Mr. Saban is a significant contributing factor to the Company having to restate all or a portion of its financial statements, the Board may require reimbursement of any bonus or incentive compensation paid to Mr. Saban to the extent that (i) the amount of incentive compensation was calculated based upon the achievement of certain financial results that were subsequently reduced due to a restatement, (ii) Mr. Saban engaged in any fraud or misconduct that caused or significantly contributed to the need for the restatement, and (iii) the amount of the bonus or incentive compensation that would have been awarded to Mr. Saban had the financial results been properly reported would have been lower than the amount actually awarded.

Termination Due to Death or Disability, by Company for Cause, or by Mr. Saban without Good Reason. If Mr. Saban’s employment is terminated by reason of death or disability, by the Company for Cause, or by Mr. Saban without Good Reason, Mr. Saban will receive:

•                  Base salary that has accrued through the termination date; plus any unpaid annual bonus for any previously completed fiscal year of the Company preceding the date of termination, provided that any unpaid annual bonus shall not be payable in the event Mr. Saban is terminated for Cause; plus any Accrued Benefits; and

•                  Mr. Saban’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the incentive compensation plans (including plan rules) and award agreements then in effect at the time of termination.

Mr. Saban’s employment will terminate upon death or disability. Disability is defined as Mr. Saban’s inability to perform the essential functions of Mr. Saban’s position with the Company, with or without reasonable accommodations by the Company, for a period of 90 consecutive days or 120 days in any 365 day period.

“Cause” is defined as:

•                  The conviction (including conviction upon of a plea of nolo contendere) of a felony or other crime which is punishable by imprisonment;

•                  The commission of any act or omission involving dishonesty, fraud, or a violation of law with respect to the Company or any of its subsidiaries or affiliates;

•                  Reporting to work under the influence of alcohol or illegal drugs, the use of illegal drugs (whether or not at the workplace), or other conduct causing the Company or any of its subsidiaries or affiliates public disgrace, disrepute, or economic harm;

•                  Breach of fiduciary duty, fraud, or willful misconduct with respect to the Company and/or any of its subsidiaries or affiliates; or

•                  Any material breach of the Saban Employment Agreement or the Company’s policies and procedures by Mr. Saban, unless remedied by Mr. Saban within thirty (30) days after receipt of written notice of such breach.

“Good Reason” is defined as:

•                  A material adverse change in Mr. Saban’s title, duties, or responsibilities in a manner that is materially inconsistent with the position he holds;

•                  A material reduction in Mr. Saban’s base salary, target annual bonus opportunity or target annual equity compensation;

•                  A material breach by the Company of its obligations, covenants or agreements under the Saban Employment Agreement; or

•                  A requirement that Mr. Saban relocate his principal business office or principal residence outside of the Chicago metropolitan area.

Further, Mr. Saban must provide written notice to the Company of the event qualifying for a “Good Reason” termination, and the Company must have failed to cure such event within 30 days, if curable, and Mr. Saban must terminate his employment within 30 days following the expiration of such cure period for the termination to qualify for Good Reason.

Termination by Company Other than for Cause or by Mr. Saban with Good Reason (other than following a Change in Control). If Mr. Saban’s employment is terminated by the Company other than for Cause, or by Mr. Saban for Good Reason, Mr. Saban will receive:

•                  Severance payments equal to twelve months of Mr. Saban’s then current annual base salary in effect immediately prior to the event giving rise to the termination (payable ratably over such period in accordance with the Company’s normal payroll procedures);

•                  Cobra Benefits;

•                  The Accrued Benefits; and

•                  Mr. Saban’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the plans (including plan rules) and award agreements then in effect at the time of termination.

Following a Change in Control, Termination by Company Other than for Cause or by Mr. Saban with Good Reason. If, within one year following a Change in Control (as defined in the Company’s 2014 Omnibus Incentive Plan), Mr. Saban is terminated by the Company other than for Cause, or Mr. Saban terminates for Good Reason, Mr. Saban will receive:

•                  The aggregate of the amount equal to the annual base salary (i.e. 12 months of base salary), and the greater of the target bonus for the then current fiscal year under the Company’s annual bonus plan or any successor annual bonus plan and the average annual bonus and annual equity incentive paid to or for the benefit of Mr. Saban for the prior 3 full years (or any shorter period during which Mr. Saban has been employed by the Company), payable in four equal quarterly installments during the one-year severance period;

•                  The Cobra Benefits;

•                  The Accrued Benefits; and

•                  Mr. Saban’s rights with respect to any equity awards granted to him by the Company shall be governed by the terms and provisions of the plans (including plan rules) and award agreements then in effect at the time of termination.

Confidentiality, Non-Solicitation and Non-Compete, Release. The Saban Employment Agreement contains customary confidentiality terms. The Saban Employment Agreement also contains non-solicitation and non-competition provisions effective from the Effective Date until the first anniversary following the termination date. If Mr. Saban violates any of the foregoing, the Company’s payment obligations under the Saban Employment Agreement, including any severance payments, cease. In addition, the Saban Employment Agreement provides that Mr. Saban must sign a general form of release of claims against the Company in order to be eligible for severance.

The Saban Employment Agreement was subsequently terminated on January 4, 2019. See “—2019 Developments—Saban Termination and Separation and Release Agreement” below for additional information.

2019 Developments

Saban Termination and Separation and Release Agreement

On January 4, 2019, the Company and Joel Saban mutually agreed that Mr. Saban would resign from his position as President of the Company, at which time he and the Company entered into a separation and release agreement (the “Saban Separation Agreement”). Pursuant to the Saban Separation Agreement: (i) the Company paid Mr. Saban earned but unpaid base salary through January 4, 2019 and a lump-sum cash payment of $307,500, plus additional amounts relating to accrued but unused paid time off; (ii) immediately following January 4, 2019 13,333 unvested RSUs granted to Mr. Saban on March 27, 2018 in connection with the Company’s annual equity incentive compensation vested; and (iii) the portion of the PSUs granted to Mr. Saban on March 27, 2018 in connection with the Company’s annual equity incentive compensation, to the extent earned based on actual 2018 performance and for the tranches scheduled to vest upon the filing of the Company 2018 Form 10-K and first anniversary of such date, vested on March 18, 2019. The unvested option awards and RSUs held by Mr. Saban terminated immediately following the Effective Date. The earned but unvested PSUs terminated on March 18, 2019. Except as provided for above, the vested options held by Mr. Saban were exercisable for a period of 90 days following the Termination Date. In addition, Mr. Saban signed a general form of release of claims against the Company, and must comply with customary confidentiality and non-solicitation and non-competition provisions to receive the foregoing amounts and benefits.

In accordance with specific compensation plans and award agreements, any of the foregoing amounts received by Mr. Saban related to his 2018 bonus is subject to, and his performance-based equity incentive compensation may be subject to, clawback by the Company if the Board or a committee thereof determines that any fraud, negligence, or intentional misconduct by Mr. Saban is a significant contributing factor to the Company having to restate all or a portion of its financial statements and certain other specified conditions are satisfied.

Kavthekar Termination and Separation and Release Agreement

On March 14, 2019, the Company and Atul Kavthekar mutually agreed that Mr. Kavthekar would resign from his position as the Company’s Chief Financial Officer and Treasurer effective April 5, 2019. In addition, on March 14, 2019, the Company and Mr. Kavthekar entered into a separation and release agreement (the “Kavthekar Separation Agreement”), which included a general release of any claims, and became irrevocable, for the benefit of the Company that provided the terms on which Mr. Kavthekar resigned from his position as the Company’s Chief Financial Officer. Pursuant to the Kavthekar Separation Agreement, the Company paid Mr. Kavthekar a lump sum cash payment of $112,500 following the termination date, April 12, 2019 (the “Kavthekar Termination Date”). Any unvested option awards, unvested time-based RSUs and earned but unvested PSUs held by Mr. Kavthekar terminated immediately following the Kavthekar Termination Date. Any vested options held by Mr. Kavthekar are exercisable for a period of 90 days following the Kavthekar Termination Date. Any portion of Mr. Kavthekar’s 2018 bonus payment remains subject to, and his performance-based equity incentive compensation may be subject to, clawback by the Company if the Board or a committee thereof determines that any fraud, negligence, or intentional misconduct by Mr. Kavthekar is a significant contributing factor to the Company having to restate all or a portion of its financial statements and certain other specified conditions are satisfied.

Pursuant to the surviving terms of his Severance Benefits Agreement (as described above): (1) Mr. Kavthekar remains subject to confidentiality requirements and (2) Mr. Kavthekar is subject to non-competition and non-solicitation requirements that extend for 12 months following termination of his employment with the Company.

Executive Severance Plan

On March 7, 2019 the Board approved the Diplomat Pharmacy, Inc. Executive Severance Plan (the “Executive Severance Plan”). The Executive Severance Plan provides severance benefits to certain key management employees, including the Named Executive Officers, of the Company and its subsidiaries (each a “Participant”), and whose employment is terminated in a “Qualifying Termination,” meaning a termination without Cause or resignation with Good Reason.

Pursuant to the terms of the Executive Severance Plan, if a Participant’s employment terminates in a Qualifying Termination, he or she will receive the following severance benefits:

•                  an amount equal to the (x) “Severance Multiple” multiplied by (y) the Participant’s “Monthly Severance Amount”, with such amount payable in substantially equal installments over the “Severance Period”; provided that in the event the Qualifying Termination occurs within one year following a Change in Control, an enhanced “CIC Severance Multiple,” “Monthly CIC Severance Amount” and “CIC Severance Period” will apply.

•                  The “Monthly Severance Amount” for the CEO, CFO and Other Executives will equal such Participant’s monthly base salary in effect immediately prior to a Qualifying Termination and, in the case of the CEO and CFO, 1/12 of such Participant’s target annual cash bonus for the calendar year in which the Qualifying Termination occurs. The Severance Multiple and Severance Period for the CEO, CFO and Other Executives are as follows:

•                  CEO - Severance Multiple, 24, and Severance Period, 24 months;

•                  CFO - Severance Multiple, 12, and Severance Period, 12 months; and

•                  Other Executives - Severance Multiple, 12, and Severance Period, 12 months.

•                  For the CEO and CFO, the Monthly CIC Severance Amount is equal to the Monthly Severance Amount and the Monthly CIC Severance Amount for the Other Executives consists of the Participant’s Monthly Severance Amount plus 1/12 of the Participant’s target annual cash bonus for the calendar year in which the Qualifying Termination occurs. The CIC Severance Multiple and CIC Severance Period for the CEO, CFO and Other Executives are as follows:

•                  CEO - CIC Severance Multiple, 24, and CIC Severance Period, 24 months;

•                  CFO - CIC Severance Multiple, 18, and CIC Severance Period, 18 months; and

•                  Other Executives - CIC Severance Multiple, 12, and CIC Severance Period, 12 months.

•                  any accrued, but unpaid as of the date of the Qualifying Termination, annual cash bonus for any completed fiscal year preceding a Qualifying Termination, to be paid no later than March 15th following the year of such completed fiscal year;

•                  an amount equal to the Participant’s target annual cash bonus of the calendar year in which the Qualifying Termination occurs prorated based on the number of days Participant remained an employee, to be paid within 60 days of the Qualifying Termination;

•                  accrued benefits under any (x) qualified or nonqualified supplemental employee pension benefit plan, as defined in Section 3(2) of ERISA, currently or hereinafter made available by the Company or its affiliates in which Participant is eligible to participate or (y) health, vision or dental plan, disability plan, survivor income plan or life insurance plan, as defined in Section 3(1) of ERISA, currently or hereafter made available by the Company or its affiliates in which Participant is eligible to participate; and

•                  if the Participant timely elects COBRA continuation coverage, reimbursement from the Company equal to the difference between the cost of such COBRA continuation coverage and the amount active employees pay for health coverage through the earlier of the end of the Severance Period and the Participant becoming eligible for health insurance coverage under another employer’s plan.

In the event a Participant holds any equity awards granted under the Diplomat Pharmacy, Inc. 2014 Omnibus Incentive Plan or Diplomat Pharmacy, Inc. 2007 Stock Option Plan (each an “Equity Plan”), the treatment of such equity awards in the event of a Qualifying Termination shall continue to be governed by the terms of the applicable Equity Plan and the applicable award agreements.

In addition, Participants are required to enter into a participation and restrictive covenant agreement (which contains certain restrictive covenants being agreed to as a condition of participation) with the Company.

Employment Agreement Change in Control/Severance Payment Table

The following table estimates the potential payments and benefits to Messrs. Griffin, Kavthekar and Saban under the Griffin Offer Letter, Kavthekar Severance Benefits Agreement, and Saban Employment Agreement, respectively, upon the termination of employment or a change in control, assuming such event occurred on December 31, 2018. These estimates do not reflect the actual amounts that will be paid to Mr. Griffin upon such events in the future (or were paid to Messrs. Kavthekar and Saban), if any, the amounts of which would only be known at the time Mr. Griffin becomes eligible for payment and would be payable only if the specified event occurs.

The following items are not reflected in the table set forth below:

•                  Accrued benefits, accrued compensation, costs of COBRA or any other mandated governmental assistance program to former employees, which are de minimis;

•                  Amounts outstanding under the Company’s 401(k) Savings Plan;

•                  Any effects of the Executive Severance Plan, which was not in place as of December 31, 2018; and

•                  The actual payments made to Messrs. Kavthekar and Saban in connection with their respective resignations in 2019.

Named Executive Officer	Cash Severance ($)	Acceleration of Share- Based Awards ($)	Total ($)
Brian Griffin
Death or Disability	—	—	—
By Company (for Cause)	—	—	—
By Executive (without Good Reason)	—	—	—
By Company (without Cause)	1,200,000	—	1,200,000
By Executive (for Good Reason)	1,200,000	—	1,200,000
Change in Control (without termination of employment)	—	—	—
Change in Control (with termination of employment)	1,200,000	29,094,974	30,294,974
Atul Kavthekar
Death or Disability	—	—	—
By Company (for Cause)	—	—	—
By Executive (without Good Reason)	—	—	—
By Company (without Cause)	450,000	—	450,000
By Executive (for Good Reason)	450,000	—	450,000
Change in Control (without termination of employment)	—	—	—
Change in Control (with termination of employment)	742,000	747,030	1,489,030
Joel Saban
Death or Disability	—	—	—
By Company (for Cause)	—	—	—
By Executive (without Good Reason)	—	—	—
By Company (without Cause)	500,000	—	500,000
By Executive (for Good Reason)	500,000	—	500,000
Change in Control (without termination of employment)	—	—	—
Change in Control (with termination of employment)	875,000	1,346,000	2,221,000

CEO PAY RATIO DISCLOSURE

In August 2015, pursuant to a mandate of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of a company’s median employee’s (“Median Employee”) annual total compensation to the total annual compensation of a company’s chief executive officer (“CEO”). As of December 31, 2018 the Company’s CEO was Mr. Brian Griffin. Mr. Griffin joined the Company as CEO starting June 4, 2018. As a result of the CEO transitions during the course of 2018, the Company has annualized Mr. Griffin’s salary as of November 15, 2018 for purposes of calculating CEO annual total compensation and otherwise used the methodology required by the Summary Compensation Table. Based on this, Mr. Griffin’s total compensation was $9,771,884 (the “CEO Compensation”). For 2018, the CEO Compensation was approximately 206.9 times the total compensation of the Median Employee, whose compensation for 2018 was $47,220, as illustrated in the table below.

The Median Employee is a full-time hourly employee at our corporate headquarters who was employed for full year 2018. The total compensation of such Median Employee included a small bonus in accordance with Company Policy and the value of a 401k matching contribution. The Company’s CEO to Median Employee pay ratio was calculated in accordance with SEC requirements; however, due to the flexibility afforded by Item 402(u) of Regulation S-K in calculating the pay ratio, the pay ratio presented herein is a reasonable estimate and may not be comparable to the pay ratio presented by other companies. We monitor the relationship between the compensation of our executive officers and the compensation of our non-managerial employees and we believe our compensation philosophy and process yield an equitable result.

The Company determined to utilize a new median employee due to the significant change in employee population from its December 2017 PBM acquisitions, which employees were not included in determining the median employee for 2017. In determining the new Median Employee, a listing was prepared of all employees as of November 15, 2018, excluding the CEO of the Company and including all of the wholly owned subsidiaries of the Company. November 15, 2018 was used as the list date following completion of the integration of the Company’s back-office software platforms. Wages and salaries were annualized for those included permanent employees that were on leave or not employed for the full year of 2018. The value of the Company’s 401(k) plan contributions, commissions, bonuses and other perquisites were included in the calculation of total compensation for all active employees. In identifying the Median Employee, the compensation components (wages/salary, bonus, 401K contributions, commissions, and other perquisites) of each employee (excluding the CEO) were totaled and the employees’ compensation was ranked from highest to lowest. The employee with the median total compensation was selected and identified as the Median Employee. After identifying the Median Employee, annual total compensation was calculated for the Median Employee using the same as required by the Summary Compensation Table.

	Chief Executive Officer	Median Employee
2018 Annual Total Compensation	$9,771,884	$47,220
Total Annual Compensation Pay Ratio	206.9	1

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Procedures for Related-Person Transactions

The Board has a formal policy regarding related person transactions to assist the Company in complying with its disclosure obligations and to enhance the Company’s disclosure controls. A “related person” is a director, officer, nominee for director, or a more than 5% shareholder (of any class of the Company’s voting stock) since the beginning of the Company’s last completed fiscal year, and their immediate family members. A related person transaction is any transaction or any series of transactions in which the Company was or is to be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

Specifically, the policy establishes a process for identifying related persons and procedures for reviewing and approving such related person transactions. In addition, directors and executive officers are required to complete an annual questionnaire in connection with the Company’s proxy statement for its annual meeting of shareholders, which includes questions regarding related person transactions, and such persons also are required to provide written notice to the Company’s General Counsel or outside counsel of any updates to such information prior to the annual meeting. Further, the Company’s legal, financial and other departments have established additional procedures to assist the Company in identifying existing and potential related person transactions and other potential conflict of interest transactions, including policies and procedures designed to comply with Auditing Standard No. 18 issued by the Public Company Accounting Oversight Board.

The Audit Committee and/or the independent directors of the Board review such proposed business transactions to ensure that the Company’s involvement in such transactions is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and is in the best interests of the Company and its shareholders.

The Board of Directors also has adopted a written Code of Business Conduct and Ethics for the Company in compliance with Sarbanes-Oxley, which is publicly available on our website at  www.diplomat.is under the section Investors — Corporate Governance. Under the Code of Business Conduct and Ethics, the Company’s employees, officers, and directors are discouraged from entering into any transaction that may cause a conflict of interest for the Company. In addition, they must report any potential conflict of interest, including related person transactions, to the General Counsel or the Compliance Officer, who then reviews and summarizes the proposed transaction for the Audit Committee.

Related Person Transactions Since January 1, 2018

Loans to the Company

The Company historically maintained an approximately 25% minority interest in WorkSmart MD, LLC, also known as Ageology, though it fully impaired its investment during the fourth quarter of 2014. In February 2017, an affiliated entity owned by Mr. Hagerman elected to convert its $16 million in outstanding loans into additional equity in Ageology, which equated to an approximate ownership of 43%. Concurrently, the Company converted its $2.5 million in outstanding loans (which the Company had previously written off) into equity in Ageology, which resulted in the Company having an ownership interest of approximately 22% following the recapitalization. The Audit Committee approved the transaction following the consideration of the relative dilution that the Company might have experienced had Ageology obtained investment from an unaffiliated third party. Subsequently, for the remainder of 2017 Mr. Hagerman’s entity loaned $3.91 million plus an additional $3.63 million including interest throughout 2018 for a total of $7.54 million loaned to Ageology. In November of 2018, the outstanding loans plus accrued interest were then converted into equity, which further diluted the Company’s ownership interest to approximately 4.7%.

Other Family Relationships

The Company employs Jennifer Hagerman, Mr. Hagerman’s daughter, as its Vice President of Education and Quality. In this capacity, Ms. Hagerman directs Diplomat University, the Company’s educational and training department that educates both Diplomat employees and external professionals seeking education in the specialty pharmacy industry. Ms. Hagerman also oversees the Company’s quality assurance program and serves as the director of Diplomat’s Postgraduate Year One Pharmacy Residency Program, which is accredited by the American Society of Health-System Pharmacists. Ms. Hagerman was voted President-elect of the Michigan Pharmacists Association by its membership in November 2013. Ms. Hagerman earned the following compensation for her services during fiscal 2018: base salary, $202,534; performance-based bonus, $60,258; car allowance, $9,620; 401(k) matching contribution, $7,473; and an equity award of 3,156 RSUs with a grant date fair value of $64,761. The RSUs vest in 33% increments on each of the first, second and third anniversaries of the grant date, with full vesting achieved in March 2021.

ReactiveCore, Inc.

On December 13, 2018, the Company signed a definitive agreement with ReactiveCore, Inc. (“ReactiveCore”) in which ReactiveCore will provide information technology services to the Company over a period of three years. Over the course of the Agreement, the Company will pay base fees to ReactiveCore of approximately $2,400,000, with the potential of paying additional fees for the provision of additional services. Kenneth Klepper, a director on the Company’s board of directors, is the co-founder, chairman and chief executive officer of ReactiveCore. Prior to the signing of the agreement, the Board reviewed and approved this transaction in accordance with the Company’s related persons transaction policy. In addition, upon entering in to this Agreement the Board determined that Mr. Klepper no longer satisfied the independence requirements as set forth by the NYSE. Furthermore, on the date of entering into the Agreement, Mr. Klepper was removed from all committees upon which he served and independent directors were appointed in his place.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of our common stock as of April 9, 2019 by (A) each of the directors, nominees, and named executive officers, (B) all of the directors and executive officers as a group, and (C) to our knowledge, beneficial owners of more than 5% of our common stock. As of April 9, 2019, there were 74,713,696 shares of our common stock outstanding. Unless otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed below.

Name of Beneficial Owner	Shares Owned (1)	Right to Acquire (2)	Total	Aggregate Percent of Class
Philip R. Hagerman(3)	17,296,066	—	17,296,066	23.1
Brian Griffin	136,113	27,117	163,230	*
Regina Benjamin	9,893	—	9,893	*
David Dreyer	21,587	—	21,587	*
Atul Kavthekar†	8,573	58,794	67,367	*
Kenneth O. Klepper	49,036	—	49,036	*
Jeff Park††	45,682	—	45,682	*
Gary Rice†††	2,139	277,338	279,477	*
Joel Saban††††	35,270	—	35,270	*
Shawn C. Tomasello	13,411	—	13,411	*
Benjamin Wolin	18,531	—	18,531	*
Daniel Davison‡	—	—	—	*
Executive officers and directors as a group (12 persons)	17,636,381	363,249	17,999,550	24.1
Blackrock, Inc.(4) 55 East 52nd Street New York, NY 10055	8,650,451	—	8,650,451	11.6

Deerfield Mgmt, L.P.(5) 780 Third Avenue, 37th Floor New York, NY 10017	6,899,297	—	6,899,297	9.3
Capital International Investors(6) 11100 Santa Monica Boulevard, 16th Floor Los Angeles, CA 90025	6,031,327	—	6,031,372	8.1
Capital World Investors(7) 333 South Hope Street Los Angeles, CA 90071	5,999,133	—	5,999,133	8.1
The Vanguard Group(8) 100 Vanguard Blvd. Malvern, PA 19355	5,654,319	—	5,654,319	7.6

* Less than one percent.

† Resigned as Chief Financial Officer, effective April 5, 2019.

†† Resigned as Director, effective February 22, 2019.

†††  Removed as Executive Officer, effective March 7, 2019.

†††† Resigned as President, effective January 4, 2019.

‡  Appointed Chief Financial Officer, effective April 8, 2019.

(1)    Includes shares of common stock represented by RSUs that vest within 60 days of April 9, 2019.

(2)   Represents shares of our common stock issuable on the exercise of options that are currently exercisable or exercisable within 60 days of April 9, 2019.

(3)   Includes the following trusts for which Mr. Hagerman is the sole trustee and therefore may be deemed to have beneficial ownership: 1,280,099 shares of Common Stock held by the Philip R. Hagerman Revocable Trust; 3,600,091 shares of Common Stock held by the JH GST Trust; 1,311,292 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Jennifer K. Hagerman; 1,075,293 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Megan Lineberger; 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Jennifer K. Hagerman; 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Megan Lineberger; 263,500 shares of Common Stock held by the JH Marital Trust; 394,910 shares of Common Stock held by the Irrevocable Trust for Thomas Hagerman; 394,910 shares of Common Stock held by the Irrevocable Trust for Taylor Hagerman; 367,256 shares of Common Stock held by the Philip Hagerman 2014 Irrevocable Non-Exempt Trust fbo Taylor Hagerman; and 367,256 shares of Common Stock held by the Philip Hagerman 2014 Irrevocable Non-Exempt Trust fbo Thomas Hagerman. Also includes the following trusts for which Jocelyn Hagerman, Mr. Hagerman’s wife, is the sole trustee: 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Thomas R. Hagerman; 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Taylor G. Hagerman; and 367,528 shares of Common stock held by the Jocelyn Hagerman Living Trust; and the following trusts for which Mrs. Hagerman is a co-trustee: 3,391,609 shares of Common Stock held by the 2007 Hagerman Family GST Trust; 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Thomas Hagerman; 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Taylor Hagerman; and 272,000 shares of Common Stock held by the PH Marital Trust. Mr. Hagerman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)   Pursuant to Schedule 13G/A (Amendment No. 3) filed with the SEC on January 28, 2019. Blackrock, Inc. has sole power to vote 8,515,319 and sole power to dispose 8,650,451 shares.

(5)   Pursuant to Schedule 13G filed with the SEC on February 25, 2019. Deerfield Mgmt, L.P., Deer Field Management Company, L.P., Deerfield Partners, L.P. and James E. Flynn have shared power to vote 6,899,297 shares, and shared power to dispose 6,899,297 shares.

(6)   Pursuant to Schedule 13G filed with the SEC on February 14, 2019. Capital International Investors, a division of Capital Research and Management Company, has sole power to vote 6,031,327 shares and sole power to dispose 6,031,372 shares

(7)   Pursuant to Schedule 13G/A (Amendment No. 1) filed with the SEC on February 14, 2019. Capital World Investors, a division of Capital Research and Management Company, has sole power to vote 5,999,133 shares and sole power to dispose 5,999,133 shares.

(8)   Pursuant to Schedule 13G/A (Amendment No. 2) filed with the SEC on February 11, 2019. Vanguard Group Inc. has sole power to vote 105,652 shares, sole power to dispose 5,548,182 shares, shared power to vote 6,815 shares, and shared power to dispose 106,137 shares.